File No:  2-34540;
                                                                     811-1935.

                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D. C.  20549

                                   FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            [X]

          Pre-Effective Amendment No.                              [ ]

          Post-Effective Amendment No.   44                        [X]
                                       ------
                                    and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    [X]

          Amendment No.    30                                      [X]
                   ----------
                       (Check appropriate box or boxes.)

                           EAGLE GROWTH SHARES, INC.
-----------------------------------------------------------------------------
              (Exact Name of Registrant as Specified in Charter)

1200 North Federal Highway, Suite 424, Boca Raton, Florida 33432
-----------------------------------------------------------------------------
          (Address of Principal Executive Offices)         (Zip Code)

Registrant's Telephone Number, including Area Code  561-395-2155
                                                    ------------
          Ronald F. Rohe, Vice President
          Eagle Growth Shares, Inc.
1200 North Federal Highway, Suite 424, Boca Raton, Florida 33432
-----------------------------------------------------------------------------
                    (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering       April 1, 2005

It is proposed that this filing will become effective (check appropriate box)
    [ ] immediately upon filing pursuant to paragraph (b)

    [ ] on    pursuant to paragraph (b)

    [ ] 60 days after filing pursuant to paragraph (a)(1)

    [X] on April 1, 2005 pursuant to paragraph (a)(1)

    [ ] 75 days after filing pursuant to paragraph (a)(2)

    [ ] on (date) pursuant to paragraph (a)(2) of rule 485.

If appropriate, check the following box:
    [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                       EXHIBIT INDEX LOCATED ON PAGE 55

                               [FRONT COVER]
PROSPECTUS


EAGLE
GROWTH                            [LOGO]
SHARES, INC.

                  A diversified open-end investment company
                         seeking growth of capital.


                               April 1, 2005

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                [BACK COVER]
EAGLE
GROWTH
SHARES, INC.
1200 North Federal Highway
Suite 424
Boca Raton, Florida 33432
(561) 395-2155

       Shareholders may make inquiries regarding the Fund by calling:
        -------------------------------------------------------------
        |                    Shareholder Services                   |
        |                       1-800-525-6201                      |
        -------------------------------------------------------------


A Statement of Additional Information (dated April 1, 2005) which includes additional information about the Fund, is incorporated in this prospectus by reference.

The Fund's Statement of Additional Information, annual report, semi-annual report and other information are available, without charge, upon request, by writing to the above address, by visiting the Fund's website located under the Eagle Growth Shares section at http://www.philadelphiafund.com, or by calling:

                                1-800-749-9933

Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

Information about the Fund, including the Statement of Additional Information, can be reviewed and copied at the Commission's Public Reference Room in Washington D.C. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-202-942-8090.

Reports, material incorporated by reference, the Statement of Additional Information, and other information about the Fund are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, D.C. 20549-0102.

SEC File Nos.:  2-34540 & 811-1935




                 TABLE OF CONTENTS                               PAGE

                 Investments, Risks and Performance.............   4

                 Fees and Expenses of the Fund..................   6

                 Disclosure of Portfolio Holdings...............   6

                 Financial Highlights...........................   7

                 Investment Objective and Principal Strategies..   7

                 Policies and Non Principal Strategies..........   8

                 Principal Risks................................   9

                 Purchase of Shares.............................  10

                 Computation of Net Asset Value.................  10

                 Account Reinstatement Privilege................  13

                 Tax Sheltered Plans............................  13

                 Repurchase and Redemption of Shares............  14

                 Frequent Purchases and Redemptions Of
                    Fund Shares.................................  15

                 Dividends, Capital Gains Distributions,
                    and Taxes...................................  16

                 Management of the Fund.........................  17

                 Performance....................................  17

                 Fund Service Providers.........................  18

INVESTMENTS, RISKS AND PERFORMANCE

OBJECTIVE

The Fund's investment objective is to achieve growth of capital.


PRINCIPAL STRATEGIES

The Fund will invest primarily in common stocks traded on the major U.S. security exchanges. Generally, securities are selected on the basis of their growth potential and are bought and held with long-term goals in view.

Management considers sales and earnings growth rates, new products or service innovations, current price earnings ratios compared to sales and earnings growth rates, product/service demand, research capability, operating efficiency, the possibility that a disparity exists between the price of a stock and the value of the underlying assets, good management, industry position, business strategy, trading liquidity, trading activity of officers, directors and large stockholders, and protection from competition. The effects of general market, economic and political conditions are also taken into account in the selection of investments.

The Fund often focuses on small and midsize companies in earlier stages of development with a market value less than $1 billion which may lead to greater growth potential.

The Fund's portfolio is diversified and usually consists of 20 - 30 different stocks.

Baxter Financial Corporation, the Fund's investment advisor (the "Advisor"), takes into consideration the tax implications for shareholders of Fund trading activity by trying to balance capital gains and losses resulting from portfolio transactions.


PRINCIPAL RISKS

MARKET RISK. Stock prices rise and decline in response to investors' perception of the activities of individual companies and general market and economic conditions. The value of your investment in the Fund is not guaranteed and will vary from day to day, which means that you could lose money.

DIVERSIFICATION RISK. The price of an individual security may be more volatile and perform differently from the market as a whole. As the Fund usually owns 20 - 30 stocks, its performance may be more vulnerable to changes in the market value of a single security than funds with more stocks in their portfolios.

GROWTH STOCK RISK. Growth stocks may be more volatile than other types of stocks and may perform differently from the market as a whole.

SMALLER COMPANY RISK. Small and midsize companies carry additional risks because their earnings tend to be less predictable and they have a lower survival rate due to smaller financial reserves. Their share prices tend to be more volatile and their securities less liquid than larger, more established companies.

The following information provides some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance. Past performance, before and after taxes, is not predictive of future performance.

   [Bar chart showing Fund's annual calendar year total returns as follows.]

                           Eagle Growth Shares, Inc.
                        Annual Total Returns 1995 - 2004
                                1995    17.88%
                                1996    11.04%
                                1997    14.91%
                                1998     1.66%
                                1999     3.53%
                                2000     9.77%
                                2001    13.99%
                                2002   -11.26%
                                2003    22.81%
                                2004    10.00%

Sales loads are not reflected in the bar chart. If these amounts were reflected, returns would be less than those shown.

During the periods shown in the bar chart, the highest return for a quarter was 17.92% (quarter ending June 30, 2001) and the lowest return for a quarter was -13.26% (quarter ending September 30, 1998).

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

           AVERAGE ANNUAL TOTAL RETURNS as of 12/31/04
                                 1 YEAR    5 YEARS   10 YEARS
EAGLE GROWTH SHARES

  Return Before Taxes             0.65%     6.54%      8.07%

  Return After Taxes
  on Distributions               -1.53%     5.46%      6.67%

  Return After Taxes
  on Distributions and            3.35%     5.43%      6.53%
  Sale of Fund Shares (t)

S&P 500 INDEX*
  (reflects no
  deduction for fees,            10.88%    -2.30%     12.07%
  expenses or taxes)

* The S&P 500(r) Index is a widely recognized unmanaged index of common stock prices.

t - Returns After Taxes on Distributions and Sale of Fund shares may be higher than Before Tax Returns due to tax benefits resulting from a net capital loss upon the redemption of Fund shares.


FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.


                               SHAREHOLDER FEES
                   (fees paid directly from your investment)

   Maximum Sales Charge (Load) Imposed
      on Purchases (as a percentage of offering price) .......   8.50%


                        ANNUAL FUND OPERATING EXPENSES
                 (expenses that are deducted from Fund assets)

                 Management Fee.....................      .75%
                 Administrative Fee.................      .25%
                 Other Expenses.....................     2.57%
                                                         -----
                 Total Fund Operating Expenses......     3.57%
                                                         =====

EXAMPLE

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example illustrates the expenses that you would pay on a $10,000 investment for the time periods indicated, assuming:

               * a 5% annual rate of return
               * redemption at the end of each time period
               * Fund operating expenses remain the same

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                      1 YEAR   3 YEARS  5 YEARS  10 YEARS
                      ------   -------  -------  --------
                      $1,107   $1,784   $2,482    $4,314


DISCLOSURE OF PORTFOLIO HOLDINGS

A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio holdings is available in the Fund's Statement of Additional Information.

FINANCIAL HIGHLIGHTS

The data set forth under the caption "Financial Highlights" in the Annual Report to Stockholders for the fiscal year ended November 30, 2004 is incorporated herein by reference. Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year. The Fund's annual report and semi-annual report are available without charge, upon request, by writing to the address or by calling the number on the back cover of this prospectus.


INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

Eagle Growth Shares, Inc. is an open-end, diversified investment company, established under Maryland law in 1969, whose investment objective is to achieve growth of capital. This goal will be sought by investing in securities which appear to have potential for capital appreciation. The Fund's portfolio will usually be comprised of common stocks of seasoned companies whose prospects are believed by the Advisor to be above average. In addition, the Fund may also own securities of newer, less-seasoned companies, and companies representing so-called "special situations" (see below).

Generally, securities are selected solely on the basis of their growth potential. The Advisor considers a company as an investment candidate for the portfolio if it has a substantial growth rate per quarter versus the same quarter one year earlier, commensurate increases in earnings per share or a high probability of earnings increases, a new product or service innovation is anticipated to impact on sales or earnings, or the price earnings ratio is less than the growth rate of sales and/or earnings. Each of these criteria may indicate that a stock has growth potential. The Advisor seeks stocks with as many of these criteria as possible but does not require that all or any are conditions to investment.

Other factors used in selecting investments include expanding demand for a company's products or services, new product developments, research capability, increasing operating efficiency, the possibility that a disparity exists between the price of a stock and the value of the underlying assets, good management, industry position, business strategy, trading liquidity, trading activity of officers, directors, and large stockholders, and protection from competition. The effects of general market, economic, and political conditions are also taken into account in the selection of investments.

The Fund also may own securities of new, less-seasoned companies and companies representing so-called "special situations." The Fund considers "less-seasoned companies" to be those which have a record of less than three years continuous operations, which period may include operations of a predecessor company, and also considers smaller companies to be "less-seasoned" companies. There are no limits on the percentage of total assets that may be invested in special situations. A special situation would involve owning securities that, in the opinion of the Advisor, should enjoy considerably better investor reception in the fairly near future because of an essentially non-recurring development that is either happening or, in the opinion of the Advisor, is likely to happen. Such developments could include, among others, (1) a change in management, (2) discovery of a new or unique product or technological advance with sizable market potential, (3) an acquisition providing unusual opportunity for market enlargement or for operating savings, (4) the adoption of new laws that enhance prospects for an important part of the company's business, or (5) takeovers, restructurings, leveraged buyouts, and reorganizations.

The Fund's portfolio will be diversified and usually consists of 20 - 30 different stocks which is less than the amount of stocks held by the typical diversified mutual fund. This strategy stems from the belief that there are a limited number of investment ideas available and allows the Advisor to focus on companies with the greatest potential for investment return balanced with minimal risk.

The Advisor takes into consideration the tax implications for shareholders by attempting to balance capital gains and losses resulting from portfolio transactions. Unexpected declines in securities prices sometimes cause the Advisor to realize capital losses. Unexpected increases in securities prices sometimes cause the Advisor to realize capital gains. Both of these actions are taken with full consideration given to the Fund's current realized and unrealized gain (loss) position and the tax implications to shareholders.


POLICIES AND NON PRINCIPAL STRATEGIES

The Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political or other conditions. Under these conditions, the Fund may place some or all of its assets in cash or cash equivalents in an attempt to preserve capital and avoid potential losses. However, it is possible the Fund may not achieve its investment objective under these circumstances.

Normally, investments in fixed income securities will not be made except for defensive purposes, and to employ temporarily uncommitted cash balances. In those situations, the Fund will only invest in fixed income securities rated at least A by Moody's Investors Service, Inc. or Standard & Poor's Corporation.

The Advisor endeavors to meet the Fund's objective, but there can be no assurance that the Fund's investments will achieve the Advisor's expectations.

The Fund will not purchase securities of companies if such purchase would cause more than 25% of the Fund's total assets to be invested in the securities of companies in any single industry.

The investment objective of the Fund may not be changed without a vote of the holders of a majority of the Fund's outstanding voting securities.

The Fund's portfolio usually has a low turnover ratio because securities are bought and held with long-term goals in view and this normally results in the infrequent replacement of the portfolio's investments. However, the Advisor does not regard the frequency of portfolio transactions as a limiting factor in its investment decisions.

Portfolio securities may be sold without regard to the length of time held when the Advisor believes that such securities have reached their maximum performance level, and when the Fund's assets can be more profitably utilized in other investments. To the extent that short-term capital gains are realized, such gains will be taxed to the shareholder as ordinary income.

The Fund may buy and sell covered (options on securities owned by the Fund) and uncovered (options on securities not owned by the Fund) call and put options which are issued by the Options Clearing Corporation and listed on national securities exchanges. Generally, options would be used either to generate income or to limit the downside risk of a portfolio holding.

The Fund may buy and sell financial futures contracts and options on such contracts. Futures contracts may be used to implement a number of different hedging strategies.


PRINCIPAL RISKS

MARKET RISK. Stock prices rise and decline in response to investors' perceptions of the activities of individual companies and general market and economic conditions. The value of your investment in the Fund will vary from day to day, which means that you could lose money. Political upheaval and social unrest, wars, threat of war, and the numerous factors of the human race have an impact on economic conditions. In turn, this influences the decisions to retain different stocks in the portfolio or to reinvest in the stocks of companies which are better suited to a changing or changed environment. The portfolio may suffer losses in this replacement process.

DIVERSIFICATION RISK. The price of an individual security may be more volatile and perform differently from the market as a whole. As the Fund usually owns 20 - 30 stocks, its performance may be more vulnerable to changes in the market value of a single security than funds with more stocks in their portfolios. For example, a portfolio owning 20 stocks of equal value will be influenced twice as much by the fortunes or misfortunes of one company than a portfolio holding 40 stocks of equal value.

GROWTH STOCK RISK. Growth stocks may be more volatile than other types of stocks and may perform differently from the market as a whole. Growth stocks tend to be valued by the market on the basis of future prospects rather than financial strength. A dampening of optimism for the future can negatively effect growth stocks more than other types of stocks.

SMALLER COMPANY RISK. Small and midsize companies carry additional risks because their earnings tend to be less predictable and they have a lower survival rate due to smaller financial reserves. Their share prices tend to be more volatile and their securities less liquid than larger, more established companies. Investments in special situations may pose particular risks. The market price of such securities may be more volatile to the extent that the expected benefits from the non-recurring developments do not materialize. Further, with regard to anticipated corporate restructurings, included among the non-recurring developments of special situations, securities issued to finance such restructurings may have special credit risks due to the highly leveraged conditions of the issuer. In addition, such issuers may lose experienced management as a result of the restructurings.

PURCHASE OF SHARES

Shares of the Fund are continuously offered at the public offering price, which is equal to the net asset value of the shares plus the applicable sales charge (see below). Shares may be purchased by completing the General Account Application which should be remitted, together with payment for the shares, to Unified Fund Services, Inc., P.O. Box 6110, Indianapolis, IN 46206-6110. Investors who are interested in purchasing shares may also contact the Fund at 1-800-749-9933. Purchases can also be made through investment dealers who have sales agreements with Baxter Financial Corporation, the Fund's underwriter. Purchases of shares will be made in full and fractional shares calculated to three decimal places. In the interests of economy and convenience, certificates for shares of stock will not be issued.

Once an account is established, subsequent investments should be sent to Unified Fund Services, Inc., P.O. Box 6110, Indianapolis, IN 46206-6110. A confirmation will be mailed to the investor showing the shares purchased, the exact price paid for the shares, and the total number of shares that are owned.

The minimum initial investment and minimum account balance for the Fund is $500 and there is no minimum investment amount for subsequent purchases. The Fund retains the right to waive the minimum initial investment at its discretion.

Shareholders who participate in the Group Discount Privilege, Automatic Investment Plan and Check Withdrawal Plan will receive confirmations of purchases and redemptions of Fund shares on a quarterly basis, not later than five business days after the end of each calendar quarter in which a transaction takes place. The confirmation will show the date of each transaction during the period, number and price paid or received for shares purchased or redeemed, including dividends and distributions, and total number of shares owned by the investor as of the end of the period.


COMPUTATION OF NET ASSET VALUE

The price of Fund shares is based on the Fund's net asset value. The Fund's net asset value is determined using the closing sales prices of the Fund's investment securities on the markets on which they are principally traded, except those securities traded on the Nasdaq NMS and Small Cap exchanges ("Nasdaq"). Securities traded on Nasdaq will be valued at the Nasdaq Official Closing Price. If market quotations are not readily available, or become unreliable, securities will be valued at their fair values as determined in good faith in accordance with procedures approved by the Board of Directors. The Fund will also value a security at fair value if a significant event that materially affects the value of the security occurs after the close of the principal market on which such security trades, but before the Fund calculates its net asset value.

If market quotations or official closing prices are not readily available, or have become unreliable, the securities will be priced using fair valuation methods approved by the Board. The Advisor may value a portfolio security using fair value pricing if the exchange on which the security is principally traded closes early, or if trading in the security is halted during the day and does not resume prior to the time that the Fund calculates its net asset
value.   The price of a security based on fair value procedures may differ from the security's most recent exchange closing price, and from the prices used by other mutual funds that own the security to calculate their net asset values.

Net asset value is calculated as of the close of the New York Stock Exchange, generally 4:00 p.m., Eastern time, on each day the New York Stock Exchange is open for trading.

Your purchase price is made at the public offering price, which is equal to the net asset value next determined after receipt of a purchase order together with payment for the shares plus applicable sales charges as shown in the table below. In addition, new accounts must include a completed General Account Application. Purchases of $100,000 or more may be made at net asset value, without the imposition of a sales charge.

The public offering price is computed once daily as of the close of the New York Stock Exchange each day the New York Stock Exchange is open.
Orders for shares of the Fund received by dealers prior to the close of the New York Stock Exchange are confirmed at the offering price next calculated as of the close of the New York Stock Exchange, provided the order is received by the underwriter prior to that time. (It is the responsibility of the dealers to transmit such orders so that they will be received by the underwriter prior to the close of the New York Stock Exchange.) Orders received by dealers subsequent to that time will be confirmed at the offering price effective at the close of the New York Stock Exchange on the next business day.

The following table shows the sales charges applicable to purchases of Fund shares:

                                                  Sales Charge as
                                                    a % of the:
                                                -------------------
                                                Amount     Offering
           Purchases of                        Invested      Price
           ----------------------------------- --------    --------
           $   9,999 or less..................  9.29%        8.50%
           $  10,000-$24,999, inclusive.......  8.40         7.75
           $  25,000-$49,999, inclusive.......  6.66         6.25
           $  50,000-$99,999, inclusive.......  4.17         4.00
           $ 100,000 or more..................  0.00         0.00

The above sales charge schedule is applicable to purchases of Fund shares and Combined purchases of shares of the Fund and Philadelphia Fund, Inc. made at one time by an individual; an individual, his spouse and children under the age of 21; and a trustee or other fiduciary of a single trust estate or single fiduciary account. Employee benefit plans qualified under Section 401 of the Internal Revenue Code, and organizations exempt from taxation under Sections 501(c)(3) or (13) of the Internal Revenue Code, may purchase shares at one-half the sales charges listed above.

The above scale is also applicable to subsequent purchases of the Fund's shares by an individual; an individual, his spouse and children under the age of 21; or a trustee or other fiduciary of a single trust estate or single fiduciary account where the aggregate investments in shares of the Fund and/or of Philadelphia Fund, Inc., including shares held under Philadelphia Fund Single Payment Investing Programs and Systematic Investing Programs upon which all scheduled payments have been made, is $10,000 or more.

In order to determine an investor's eligibility for a lower sales charge, the shares currently held by the investor are valued at the then net asset value or the cost of such shares to the investor, whichever is greater. The Fund's underwriter or custodian (if the payment is being made by the investor directly to the custodian) must be notified when a sale takes place which would qualify for a reduced sales charge on the basis of previous purchases, and a reduction in the sales charge will be granted when the aggregate holdings are confirmed through a check of the records of the Fund. Shareholders should retain any records necessary to substantiate historical cost because the Fund, its transfer agent and financial intermediaries may not maintain this information.

It may be necessary, at the time of purchase, for a shareholder to inform the Fund or the shareholder's financial intermediary of the existence of other accounts in which there are holdings eligible to meet sales load breakpoints, including copies of account statements reflecting the eligible Fund share holdings.


In addition, lower sales charges may be achieved by using any of the following special purchase plans:

               * Letter of Intent
               * Right of Accumulation
               * Group Discount Privilege

Information regarding the Fund's sales charges are available, without charge, by visiting the Fund's website located under the Eagle Growth Shares section at http://www.philadelphiafund.com.

Also available from the Fund are the following privileges you may wish to utilize:

               * Automatic Investment Plan
                 This plan enables shareholders to make regular monthly investments in shares through automatic charges to their bank checking accounts.

               * Check Withdrawal Plan
                 A convenient method whereby a monthly or a quarterly check will be mailed to you at no charge.

Complete details regarding these special purchase plans and privileges may be obtained by writing or calling the Fund, or by requesting a copy of the Statement of Additional Information.

Shares of the Fund may also be purchased at net asset value, without a sales charge, by persons who are members of a group which is not organized for the sole purpose of purchasing shares of the Fund and which meets the following criteria:

               1. Group investments must be sent directly to the Fund's
                  transfer agent at the address shown under "Purchases of Shares" by a common remitter which is bonded as well as licensed and regulated by a state regulatory agency;

               2. The group must include at least 750 members or participants;

               3. Remittances on behalf of the group must be made at least once per month; and

               4. The common remitter must have a written agreement with each participant or member of the group governing the remittance of the investor's funds.

Investments in the Fund on behalf of group participants will be made at the net asset value of the shares of the Fund calculated next after receipt by the Fund's custodian of the investors' funds sent by the common remitter.

The Fund's $500 minimum initial investment and minimum account balance shall be waived for shareholders who are active participants in a group purchase plan approved by the Fund, since shareholders participating in such plans generally make smaller investments on a regular basis.

Shareholders with inactive accounts below the $500 minimum account balance who receive notice of redemption for the first time from the Fund may purchase shares without the imposition of a sales charge in an amount sufficient to meet the minimum account balance.

The Fund reserves the right to terminate the privileges to invest in Fund shares at net asset value without a sales charge at any time after 60 days' written notice to the investors affected thereby. The Fund reserves the right to terminate the policy to waive the Fund's minimum initial investment and minimum account balance at any time after 60 days' written notice to the investors affected thereby.


ACCOUNT REINSTATEMENT PRIVILEGE

A stockholder may, after he has liquidated any of his shares of the Fund, upon written request to the Fund, reinstate his account without payment of any additional sales charge, at the net asset value next calculated after receipt of the reinstatement request, provided that he meets the following qualifications. The Account Reinstatement Privilege may be exercised only once, and the amount reinvested may not exceed the amount of the redemption proceeds received on the liquidation of such shares. In addition, the reinstatement must be completed within thirty days after the liquidation.


TAX SHELTERED PLANS

The Fund makes available through its transfer agent the following Individual Retirement Accounts (IRA):

                          * Traditional IRA
                          * Roth IRA
                          * SIMPLE IRA
                          * SEP-IRA
                          * Coverdell Education Savings Account
                          * 403(b)7 Custodial Accounts

For self-employed individuals, partnerships, and corporations, investments in shares of the Fund can be made through a prototype Profit Sharing/Money Purchase Pension Plan which has been approved by the Internal Revenue Service.

Forms to establish any of the above plans are available from the Fund or Baxter Financial Corporation.


REPURCHASE AND REDEMPTION OF SHARES

Shares may be resold to the Fund or presented for redemption. Shares for which certificates have been issued will be repurchased by Baxter
Financial Corporation, the Fund's underwriter, if they are properly tendered (see below) through an authorized dealer. The repurchase price received by the investor will be the net asset value of such shares next calculated after receipt by Baxter Financial Corporation of the repurchase order. If the order for repurchase of Fund shares is received by the dealer prior to the close of the New York Stock Exchange and received by Baxter Financial Corporation prior to that time, the shares will be repurchased at the price calculated as of the close of the New York Stock Exchange on that day. Where certificates are tendered for repurchase through a dealer, neither the Fund nor Baxter Financial Corporation charges any fee on the transaction; however, the dealer may charge the shareholder a fee for executing the order.

Shares of the Fund for which no certificates have been issued, those held by Unified Fund Services, Inc. and shares for which certificates have been issued, may be redeemed by mailing a written request for redemption to Unified Fund Services, Inc., P.O. Box 6110, Indianapolis, IN 46206-6110.
Where certificates have been issued, they must accompany the investor's written redemption request. The value of shares tendered for redemption shall be equal to the net asset value of such shares next calculated after receipt by Unified Fund Services, Inc. of a proper written redemption request.

Shares for which certificates have been issued which are presented for redemption or repurchase must be duly endorsed by the registered owner(s) with signatures guaranteed. Also, written requests for redemption of shares for which certificates have not been issued must be signed and have signatures guaranteed in the same manner.

_____________________________________________________________________________
|                                                                           |
|  A signature guarantee helps protect you and the Fund against fraud.      |
|  You may obtain a signature guarantee from commercial banks, securities   |
|  dealers, trust companies, member firms of a domestic stock exchange      |
| (such as the New York Stock Exchange or a regional stock exchange), | | certain credit unions, certain savings associations, overseas banks with |
|  a domestic correspondent or branch, or other eligible guarantor          |
|  institutions. A signature guarantee may not be obtained through a        |
|  notary public.  All documentation requiring a signature guarantee must   |
|  utilize a New Technology Medallion Stamp.                                |
|___________________________________________________________________________|

Any questions regarding which institutions may guarantee signatures should be directed to Unified Fund Services, Inc. at 1-800-525-6201.

The redemption or repurchase price will depend on the prevailing market prices of the portfolio securities owned by the Fund (at the time the applicable redemption proceeds are calculated) and, therefore, may be more or less than the purchase price. The Fund's policy is to pay promptly when shares are presented for redemption. Payment will be made within seven days after the date of tender except when stock exchanges are closed or an emergency exists. Proceeds for the redemption of Fund shares purchased by check, ACH, or through the Automatic Investment Program will be delayed until the Fund verifies that it has received good payment, which may take up to 15 business days. If you purchase shares by Federal funds, you may avoid this delay. The Fund has reserved the right to redeem Fund shares in kind, rather than in cash, when in the best interest of the Fund in accordance with the applicable rules of the Securities and Exchange Commission.

The Fund reserves the right, after sending the shareholder at least sixty
(60) days prior written notice, to redeem the shares held by any shareholder if the shareholder's account has been inactive for a period of six
(6) months preceding the notice of redemption and the total value of the shareholder's shares does not exceed the Fund's $500 minimum account balance as of the proposed redemption date. An account will be considered inactive if no new purchases have been made (excluding shares purchased through the reinvestment of dividends and capital gains) within the specified time period. Shareholders who receive a notice of mandatory redemption for the first time may purchase shares of the Fund at net asset value without paying any sales charge, in the amount necessary to bring the account balance up to the minimum within the required time period. Any redemptions by the Fund pursuant to this procedure will be at the net asset value of the shares calculated as of the close of the New York Stock Exchange on the stated redemption date and a check for the redemption proceeds will be sent to the shareholder not more than seven (7) days later.


FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

The Fund is designed for long-term investors, and is not intended for investors that engage in excessive short-term trading activity that may be harmful to the Fund, including but not limited to market timing. The Fund discourages frequent purchases and redemptions of Fund shares by investors, and will not accommodate investors seeking to make frequent purchases and redemptions of Fund shares. This policy includes purchases and redemptions in response to short-term market fluctuations. The frequent trading into and out of the Fund presents a number of risks, including interfering with or disrupting the Fund's portfolio management strategies, harming Fund performance and increased brokerage and administrative costs for the Fund, which dilute the value of Fund shares held by the Fund's long-term shareholders (who do not generate these costs).

In order to deter market timing in Fund shares, the Board of Directors of the Fund has adopted policies and procedures that provide that the Fund may refuse or cancel purchase orders that the Fund or the Advisor believes are made on behalf of market timers. The Fund and its agents reserve the right to reject any purchase request by any investor indefinitely if the Fund or its agents believe that any combination of trading activity is potentially disruptive to the Fund. Any restrictions that are imposed to prevent or minimize frequent purchases and redemptions are uniformly applied, including trades that occur through omnibus accounts at financial intermediaries, such as investment advisers, broker-dealers, transfer agents, third party administrators and insurance companies. In addition, the Fund may impose further restrictions on suspected market timers' trading activities in the future.

The following procedures are implemented effective April 1, 2005, in order to discourage Fund share transactions initiated by market timers:

   [BULLET] Any shareholder that purchases shares of the Fund in an amount greater than $25,000 and redeems those shares within 10 business days will be prohibited from purchasing additional fund shares for 12 months from the redemption date. The prohibition on purchasing additional fund shares for 12 months from the redemption date may be waived for shareholders that participate in an automatic investment program. The Advisor will determine whether the prohibition should be waived on a case by case basis for Automatic Investment Program participants.

   [BULLET] Management reserves the right to reject any Fund share purchase request greater than $100,000 if management believes the order is being made by a market timer.

Although these policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.



DIVIDENDS, CAPITAL GAINS DISTRIBUTIONS, AND TAXES

The Fund's policy is to pay all of its earnings out to shareholders annually on approximately December 31 of each year as dividends and capital gain distributions.

If you invest in the Fund shortly before it pays a dividend or makes a capital gain distribution, you may receive some of your investment back in the form of a taxable dividend or distribution.

Dividends and capital gain distributions paid to taxable investors are subject to Federal income tax. This is true whether you elect to receive dividends and capital gains distributions in additional shares of the Fund at net asset value or to receive cash. If you are a taxable investor, dividends, together with distributions of any short-term capital gains, are taxable as ordinary income. Taxable investors pay Federal income taxes at long-term capital gains rates on realized long-term capital gains which are distributed to them. A portion of dividends designated by the Fund may be qualified dividend income eligible for taxation by individual shareholders at long-term capital gains rates, provided certain holding period requirements are met.

Annually, the Fund will provide each shareholder with a statement regarding the tax status of dividends and distributions paid for the year. Dividends and capital gains distributed in January ordinarily will be included in the shareholder's income for the previous year.

Shareholders who sell Fund shares may realize a gain or loss on those shares based on the difference between the purchase price and the sale price of each share. For shares held less than one year, your gain or loss is considered to be short term and is taxable as ordinary income. For shares held longer than one year, your gain or loss is considered to be long term and is taxable at your capital gains rate.

Dividends and capital gain distributions paid to shareholders and gains from the sale or exchange of Fund shares generally are subject to state and local taxes. Non-U.S. investors may be subject to U.S. withholding or estate tax, and are subject to special U.S. tax certification requirements.

By law, the Fund must withhold 28% of your taxable distributions and redemption proceeds unless you:

            * provide your correct social security or taxpayer identification number,

            * certify that this number is correct,

            * certify that you are not subject to backup withholding, and

            * certify that you are a U.S. person (including a U.S. resident alien).

The Fund must also withhold if the IRS instructs it to do so.


MANAGEMENT OF THE FUND

Baxter Financial Corporation ("BFC" or the "Advisor") is employed by the Fund to furnish investment advisory services to the Fund. Donald H.
Baxter, who is President, Treasurer, Director, and sole stockholder of the Advisor, is also responsible for selecting brokers and executing Fund portfolio transactions. Mr. Baxter is primarily responsible for the day to day management of the Fund's portfolio. He has been the Fund's portfolio manager since May, 1987. Mr. Baxter is also President and Director of the Fund and of Philadelphia Fund, Inc., another registered investment company. BFC also serves as investment advisor to other institutional and individual investors, including Philadelphia Fund, Inc. Further information about the Fund's portfolio manager's compensation, other accounts managed by Mr. Baxter and Mr. Baxter's ownership of Fund shares, is found in the Fund's Statement of Additional Information.

For the fiscal year ended November 30, 2004, the Fund paid BFC total advisory fees equal to .75% of the Fund's average net assets on an annual basis.


PERFORMANCE

Occasionally, total return data may be included in advertisements pertaining to the Fund. Standardized "total return" of the Fund refers to the average annual compounded rates of return over certain periods of time that would equate the initial amount invested at the beginning of a stated period, from which the maximum sales load is deducted, to the ending redeemable value of the investment. Standardized total return also includes reinvestment of dividends and distributions over the period for which performance is shown. The Fund may advertise total return figures which shall represent Fund performance over one or more time periods, including (1) one-year to date, and (2) May 1, 1987 to date, the latter being the date on which Mr. Baxter assumed exclusive portfolio management responsibilities for the Fund. Non-standardized total return quotations may also be presented along with standardized figures. Such quotations may reflect investment at reduced sales charge levels or at net asset value without the imposition of a sales load. Any quotation of total return would be higher if it does not reflect the maximum sales charge or any voluntary expense reimbursements.

The Fund may also advertise its investment performance by comparison to market indices, such as the S&P 500(r) Index and to mutual fund indices, such as those reported by Lipper Analytical Services, Inc. Such indices may group funds by investment objective (in the Fund's case, typically in the "Growth Funds" category) or may involve a more general ranking reflecting the Fund's overall performance as compared to any number or variety of funds, regardless of investment objectives.



FUND SERVICE PROVIDERS


INVESTMENT ADVISOR, ADMINISTRATOR, AND UNDERWRITER
Baxter Financial Corporation
1200 North Federal Highway
Suite 424
Boca Raton, Florida  33432


CUSTODIAN
U.S. Bank, N.A.
425 Walnut Street
Cincinnati, OH 45202


TRANSFER AGENT AND DIVIDEND DISBURSING AGENT
Unified Fund Services, Inc.
P.O. Box 6110
Indianapolis, IN 46206-6110


LEGAL COUNSEL
Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Briggs, Bunting & Dougherty, LLP Two Penn Center Plaza
Philadelphia, PA  19102

                                    PART B

                            EAGLE GROWTH SHARES, INC.

                      STATEMENT OF ADDITIONAL INFORMATION

                                 APRIL 1, 2005


This Statement is not a prospectus, but should be read in conjunction with the Fund's current prospectus (dated April 1, 2005). To obtain the prospectus, please write to Eagle Growth Shares, Inc., 1200 North Federal Highway, Suite 424, Boca Raton, Florida 33432.

Or call:

          Nationwide                                  1-800-749-9933
          Florida                                     1-561-395-2155

The information required by Item 10 "Fund History" of this Statement of Additional Information is incorporated by reference and is located in the Fund's prospectus under the heading "Investment Objective and Principal Strategies." The information required by Item 22 "Financial Statements" of this Statement of Additional Information is incorporated by reference and is located in the Fund's Annual Report dated November 30, 2004.


          Table of Contents                                     Page
          -----------------                                     ----

           Investment Objective, Policies and Risks . . . . . .  20
           Options Transactions . . . . . . . . . . . . . . . .  21
           Futures Contracts .  . . . . . . . . . . . . . . . .  23
           Taxation of the Fund . . . . . . . . . . . . . . . .  24
           Investment Limitations . . . . . . . . . . . . . . .  29
           Disclosure of Portfolio Holdings . . . . . . . . . .  31
           Rights of Ownership  . . . . . . . . . . . . . . . .  31
           Letter of Intent . . . . . . . . . . . . . . . . . .  31
           Right of Accumulation  . . . . . . . . . . . . . . .  32
           Group Discount Privilege . . . . . . . . . . . . . .  33
           Automatic Investment Plan  . . . . . . . . . . . . .  33
           Check Withdrawal Plan  . . . . . . . . . . . . . . .  33
           Tax Sheltered Plans  . . . . . . . . . . . . . . . .  34
           Account Reinstatement Privilege. . . . . . . . . . .  35
           Computation of Net Asset Value . . . . . . . . . . .  35
           Purchase of Shares . . . . . . . . . . . . . . . . .  35
           Redemption and Repurchase of Shares. . . . . . . . .  36
           Management of the Fund . . . . . . . . . . . . . . .  36
             Officers and Directors . . . . . . . . . . . . . .  36
             Brokerage. . . . . . . . . . . . . . . . . . . . .  41
           Information about the Investment Advisor and
             Other Service Providers. . . . . . . . . . . . . .  42
           Underwriter  . . . . . . . . . . . . . . . . . . . .  46
           Independent Registered Public Accounting Firm. . . . .46
           Financial Statements . . . . . . . . . . . . . . . .  46
           Proxy Voting Policies. . . . . . . . . . . . . . . .  47

                   INVESTMENT OBJECTIVE, POLICIES AND RISKS
                   -----------------------------------------

The Fund is an open-end management investment company. The Fund is diversified under the federal securities laws and regulations.

While the following are not considered to be principal policies of the Fund, they may be employed as described herein.

The Fund may, from time to time, invest in restricted securities and may be deemed to be a statutory underwriter if it distributes any such restricted securities. Such investments may generally be made at advantageous prices. The Fund may not resell any such securities unless the federal and any applicable state registration requirements respecting such securities are first satisfied, or an exemption from such registration requirements is available. The restrictions upon the disposition of such securities may adversely affect their marketability and the Fund generally may not be able to dispose of such securities at prices for unrestricted securities of the same class of the same issuer. The Fund will not purchase restricted securities if, immediately after such purchase, more than 10% of the value of the Fund's net assets would be invested in such securities or other assets for which market quotations are not readily available. Ordinarily, the Fund does not expect to invest more than 5% of the Fund's total net assets in restricted securities. If the fair value of restricted securities or other assets not having readily available market quotations previously purchased exceeds 10% of the value of the Fund's net assets during the period such securities are held, appropriate steps will be taken in to balance the portfolio to achieve adequate liquidity. Restricted securities are valued at fair value by the Advisor, as delegated by the Board of Directors, and acting in accordance with methods of valuation determined in good faith by the Board of Directors. The Board will review the appropriateness of such methods of valuation at proper periodic intervals. If it becomes necessary to register such securities before resale with the appropriate federal and/or state authorities, the Fund may have to bear part or all of the expenses of any such registration if an agreement has not been reached with the issuer of the securities to bear part or all of these costs.

The Fund may also invest in fixed income securities, including securities convertible into common stocks, where such investments appear to offer opportunities for capital appreciation. When the Fund invests in fixed income securities for this reason, the Fund may purchase such securities which are rated B-2 or lower by Moody's Investors Service, Inc. or B- or lower by Standard & Poor's Corporation. These fixed income debt securities are deemed to involve a higher risk level than investment grade debt securities. The Fund may also invest in unrated securities when Baxter Financial Corporation, the Fund's investment advisor (the "Advisor"), believes that the terms of such securities and the financial condition of the issuer are such that the protection afforded limits risks to a level similar to that of rated securities in which the Fund may invest. Fixed income debt securities offer a potential for capital appreciation because the value of fixed income securities generally fluctuate inversely with interest rates.

The Fund has authority to invest up to 20% of its assets in the securities of foreign companies. However, historically, the Fund has not invested more than 5% of its assets in foreign securities, and has no current intention to do so. Investments in foreign securities involve risks which are in addition to the usual risks inherent in domestic investments. There may be less publicly available information about foreign companies comparable to the reports and ratings published about companies in the United States. Foreign companies are not generally subject to uniform accounting, auditing, and financial reporting standards, and auditing practices and requirements may not be comparable to those applicable to United States companies. Foreign investments may also be affected by fluctuations in the relative rates of exchange between the currencies of different nations, by exchange control regulations, and by indigenous economic and political developments. There is also the possibility of nationalization or other government policies or instability which could affect investments in securities of issuers in those nations.

The Fund has authority to buy securities of companies organized as real estate investment trusts ("REITS"). REITS pool investors' funds for investment primarily in income-producing real estate or real estate-related loans or interests.


                              OPTIONS TRANSACTIONS
                              --------------------

The Fund may sell covered call options (options on securities owned by the Fund) and uncovered call options (options on securities not owned by the Fund) which are issued by the Options Clearing Corporation and listed on national securities exchanges. This practice may enable the Fund to increase its income because the buyer of the option pays the Fund a sum of cash (a premium) for the option whether or not the buyer ultimately exercises the option. The amount of the premium is determined on the exchange upon which the option is traded, and will depend on various factors, such as the market price and volatility of the underlying securities and the expiration date and exercise price of the option.

Ordinarily, call options would be sold on stocks whose market value is not expected to appreciate above the option exercise price by the expiration date of the option, or when the premium received plus the exercise price of the option exceeds the price at which the Advisor expects the underlying securities to be trading by the expiration date of the option. When the Fund sells an option, it is obligated to deliver the underlying securities until the expiration date of the option (which may be one, two, three, six or nine months from the date the option is issued) if the option is exercised. If the option is exercised, the Fund would deliver the underlying securities to the buyer if the option was a covered option or buy the underlying securities to deliver to the purchaser of the option if the option was uncovered.

The sale of covered call options should enable the Fund to increase its income through the receipt of premium income on the call options it sells. However, the Fund risks limiting potential gains the Fund would otherwise realize if the market value of the underlying securities of a covered call option appreciates above the exercise price of the option because the purchaser will then exercise the option. In the case of uncovered call options, the Fund risks a loss upon closing its option position if the market price of the optioned securities at the time the option is exercised exceeds the exercise price plus the premium received by the Fund.

The Fund may purchase call options when the Advisor believes that the market price of the underlying securities will exceed the strike price of the option, plus the premium the Fund must pay for the option, by the option expiration date. If the market price of the underlying securities appreciates after the option is purchased, the price of the option also will appreciate, thereby affording the Fund the opportunity to resell the option at a profit or, as an alternative, to purchase the underlying securities at the option exercise price anytime until or on the expiration date and retain or resell the underlying securities at their appreciated value. Purchasing call options, however, entails the risk that the market price of the underlying securities may decrease and the market value of the call option will also decrease, and in these circumstances, while the Fund may sell the option, the transaction is likely to result in a loss.

The Fund may also buy and sell put options. For the sale of a put option the Fund receives a premium, which is determined on the exchange on which the put is traded. The amount of the premium is influenced by the same factors as influence the market price of call options.

The sale of a put option obligates the seller to purchase the underlying securities at the option exercise price anytime until or on the expiration date if the option is exercised. Alternatively, the seller may satisfy its obligation by purchasing an identical put option for delivery to the purchaser of the put option.

The option will be exercised if the market price of the underlying securities is less than the strike price of the option on the expiration date of the option. The Fund may sell put options to obtain premium income on underlying securities whose market price the Advisor expects to increase or remain relatively constant for the duration of the option. They may also be sold when the Advisor believes the underlying securities are an attractive long-term investment, despite a possible short-term decline in their market value. In these circumstances, the Fund would purchase the underlying securities pursuant to the option rather than buy an identical put option to close the transaction, if the option is exercised by the buyer.

The Fund also may buy put options to protect against a decline in the market value of underlying securities that are held in the Fund's investment portfolio. In return for paying a premium to the seller of the put option, the Fund acquires the right to sell the underlying securities to the seller of the option at the exercise price, thereby protecting itself against a decline in the market price of the underlying securities. If, however, at the expiration date of the option, the market value of the underlying securities has not declined below the option exercise price, the Fund will not exercise its put option.

Puts and calls also may be used in combination to hedge investments in underlying securities. For example, if the Fund has bought a call that entitles it to purchase underlying securities at a specified strike price, it may also buy a put, which enables it to sell the same securities at a specified strike price. Put options, as well as call options, are frequently available on identical underlying securities with identical expiration dates, but at different strike prices. In this type of hedging transaction, the Fund might seek to buy a put option whose strike price is higher than the strike price of an otherwise identical call option on the same underlying securities, thereby obtaining the right to buy the underlying securities at a lower price than the price at which it would have the right to sell the securities.

The success of options transactions depends largely on the ability of the Advisor to predict future stock and option movements. Further, an option position may be closed out only on an exchange which provides a secondary market for an option of the same series. Although the Fund will generally purchase or sell only those options for which the Advisor believes there is an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option. The inability to close-out an option position could result in a loss to the Fund.

When the Fund sells an uncovered call option or a put option, it will be required to maintain in a segregated account which will be "marked to market," cash or liquid assets in an amount equal to its obligation under the call or put option. With respect to a put option, this will be an amount equal to the price of the underlying securities the Fund will be obligated to buy if the option is exercised. With respect to a call option, it would be the market value of the underlying securities it is obligated to deliver if the option is exercised.


                               FUTURES CONTRACTS
                               -----------------

The Fund may buy and sell financial futures contracts and options on futures contracts. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of specific securities at a specified future time and at a specified price. Financial futures contracts which are standardized as to maturity date and the underlying financial instruments are traded on national futures exchanges, and include futures contracts on equity securities, debt securities and foreign currencies.

Although index futures contracts by their terms call for settlement in cash, in most cases the contracts are closed out before the settlement date.
Closing out an open futures position is done by taking an opposite position ("buying") a contract which has previously been "sold" or "selling" a contract previously purchased in an identical contract to terminate the position. Brokerage commissions are incurred when a futures contract is bought or sold.

Positions in futures contracts may be closed out only on an exchange which provides a secondary market for such futures. However, there can be no assurance that a liquid secondary market will exist for any particular futures contract at any specific time. Therefore, it might not be possible to close a futures position. In the event of adverse price movements, the Fund would continue to be required to make daily cash payments to maintain its required margin. In such situations, if the Fund has insufficient cash, it may have to sell portfolio securities to meet daily margin requirements at a time when it may be disadvantageous to do so. In addition, the Fund may be required to make delivery of the securities underlying futures contracts it holds.

The Fund will minimize the risk that it will be unable to close out a futures contract by only entering into futures which are traded on national futures exchanges and for which there appears to be a liquid secondary market.

The risk of loss in trading futures contracts can be substantial, due to the low margin deposits required. As a result, a relatively small price movement in a futures contract may result in immediate and substantial loss (as well as gain) to the investor. There is also the risk of loss by the Fund of margin deposits, in the event of bankruptcy of a broker with whom the Fund has an open position in the futures contract or related option.

The Fund may use financial futures and options thereon to implement a number of hedging strategies. For example, because the purchase of a financial futures contract requires only a relatively small initial margin deposit, the Fund could remain exposed to the market activity of a broad-based number of stocks contained in the futures index, while maintaining liquidity to meet redemptions. Also, the Fund might temporarily invest available cash in stock index futures contracts or options pending investments in securities.

These investments entail the risk that an imperfect correlation may exist between changes in the market price of an index futures contract and the value of the securities that comprise the index.

There are also limited risk strategies that involve combinations of options and futures positions. For example, the Fund might purchase a futures contract in anticipation of higher prices while simultaneously buying an option on a futures contract to protect against the risk of lower prices. Further, inasmuch as the Fund may purchase foreign securities which are denominated in foreign currencies, the Fund may purchase foreign currency futures contracts in order to hedge against fluctuations in foreign currency exchange rates.

After a futures contract position is opened, the value of the contract is marked to market daily. If the futures contract price changes to the extent that the margin on deposit does not satisfy margin requirements, payment of "variation" (additional) margin will be required. Conversely, change in the contract value may reduce the required margin, resulting in a repayment of excess margin to the Fund. Variation margin payments are made to and from the futures broker for as long as the contract remains open. The Fund expects to earn income on its margin deposits. The Fund will not enter into futures contract transactions to the extent that, immediately thereafter, the sum of its initial and variation margin deposits on open contracts exceeds 5% of the market value of the Fund's total assets. Minimum initial margin requirements are established by the futures exchange and may be changed. Brokers may establish deposit requirements which are higher than the exchange minimums.

When the Fund has a long position in a futures contract or sells a put option, it must establish a segregated account containing cash or liquid assets, in an amount equal to the purchase price of the contract or the strike price of the put option (less any margin on deposit). When the Fund sells a call option on a futures contract, it must establish a segregated account containing cash or liquid assets, in an amount that, when added to the amount of the margin deposit, equals the market value of the instruments underlying the call option (but are not less than the strike price of the call option).


                             TAXATION OF THE FUND
                             --------------------

The Fund receives income generally in the form of dividends and interest on its investments. This income, less expenses incurred in the operation of the Fund, constitutes the Fund's net investment income from which dividends may be paid to you. If you are a taxable investor, any income dividends (other than qualified dividends) the Fund pays are taxable to you as ordinary income. A portion of the income dividends paid to you may be qualified dividends eligible to be taxed at reduced rates.

Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (2003 Tax
Act), dividends earned on the following income sources will be subject to a maximum rate of tax of 15% for individuals (5% for individuals in the 10% and 15% federal rate brackets):

      [BULLET] dividends paid by domestic corporations, and

      [BULLET] dividends paid by qualified foreign corporations, including:

               -- corporations incorporated in a possession of the U.S.,

               -- corporations eligible for benefits of a comprehensive
                  income tax treaty with the United States that the Treasury Department determines is satisfactory (including an exchange of information program), and

               -- corporations whose stock is readily tradable on an
                  established securities market in the United States.

For individuals in the 10% and 15% tax brackets, the rate for qualified dividends received in calendar year 2008 is further reduced from 5% to 0%.

Dividends from corporations exempt from tax, dividends from foreign personal holding companies, foreign investment companies and passive foreign investment companies (PFICs), and dividends paid from interest earned by the Fund on debt securities generally, will not qualify for this favorable tax treatment.

Both the Fund and its investors must each separately meet certain holding period requirements to qualify Fund dividends for this treatment. Specifically, the Fund must hold the stock for at least 61 days during the 121-day period beginning 60 days before the stock becomes ex-dividend. Similarly, investors must hold their Fund shares for at least 61 days during the 121-day period beginning 60 days before the Fund distribution goes ex-dividend. The ex-dividend date is the first date following the declaration of a dividend on which the purchaser of stock is not entitled to receive the dividend payment. When counting the number of days you held your Fund shares, include the day you sold your shares but not the day you acquired these shares.

While the income received in the form of a qualified dividend is taxed at the same rates as long-term capital gains, such income will not be considered as a long-term capital gain for other federal income tax purposes. For example, you will not be allowed to offset your long-term capital losses against qualified dividend income on your federal income tax return. Any qualified dividend income that you elect to be taxed at these reduced rates also cannot be used as investment income in determining your allowable investment interest expense. For other limitations on the amount of or use of qualified dividend income on your income tax return, please contact your personal tax advisor.

After the close of its fiscal year, the Fund will designate the portion of its ordinary dividend income that meets the definition of qualified dividend income taxable at reduced rates. If 95% or more of the Fund's income is from qualified sources, it will be allowed to designate 100% of its ordinary income distributions as qualified dividend income. This designation rule may have the effect of converting small amounts of ordinary income or net short-term capital gains, that otherwise would be taxable as ordinary income, into qualified dividend income eligible for taxation at reduced rates.

The Fund may realize capital gains and losses on the sale of its portfolio securities. Distributions from net short-term capital gains are taxable to you as ordinary income. Distributions from net long-term capital gains are taxable to you as long-term capital gains, regardless of how long you have owned your shares in the Fund. Any net capital gains realized by the Fund generally are distributed once each year, and may be distributed more frequently, if necessary, to reduce or eliminate excise or income taxes on the Fund.

The Fund has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code (Code). It has qualified as a regulated investment company for its most recent fiscal year, and intends to continue to qualify during the current fiscal year. As a regulated investment company, the Fund generally pays no federal income tax on the income and gains it distributes to you. The board reserves the right not to maintain the qualification of the Fund as a regulated investment company if it determines this course of action to be beneficial to shareholders. In that case, the Fund would be subject to federal, and possibly state, corporate taxes on its taxable income and gains, and distributions to you would be taxed as ordinary income dividends to the extent of the Fund's earnings and profits.

To avoid federal excise taxes, the Code requires the Fund to distribute to you by December 31 of each year, at a minimum, the following amounts:

       [BULLET] 98% of its taxable ordinary income earned during the calendar year;

       [BULLET] 98% of its capital gain net income earned during the twelve month period ending November 30; and

       [BULLET] 100% of any undistributed amounts of these categories of income or gain from the prior year.

The Fund intends to declare and pay these distributions in December (or to pay them in January, in which case you must treat them as received in December), but can give no assurances that its distributions will be sufficient to eliminate all taxes.

Except for transactions the Fund has identified as hedging transactions, the Fund is required for Federal income tax purposes to recognize as income for each taxable year its net unrealized gains and losses on certain futures contracts as of the end of the year as well as those actually realized during the year. In most cases, any gain or loss recognized with respect to a futures contract is considered to be 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the holding period of the contract. Furthermore, sales of futures contracts which are intended to hedge against a change in the value of securities held by the Fund may affect the holding period of such securities and, consequently, the nature of the gain or loss on such securities upon disposition.

The Fund will distribute to shareholders annually any net capital gains which have been recognized for federal income tax purposes, including unrealized gains at the end of the Fund's fiscal year on futures transactions. Such distributions will be combined with distributions of capital gains realized on the Fund's other investments.

Most foreign exchange gains realized on the sale of debt securities are treated as ordinary income by the Fund. Similarly, foreign exchange losses realized on the sale of debt securities generally are treated as ordinary losses. These gains when distributed are taxable to you as ordinary income, and any losses reduce the Fund's ordinary income otherwise available for distribution to you. This treatment could increase or decrease the Fund's ordinary income distributions to you, and may cause some or all of the Fund's previously distributed income to be classified as a return of capital. A return of capital generally is not taxable to you, but reduces the tax basis of your shares in the Fund. Any return of capital in excess of your basis, however, is taxable as a capital gain.

The Fund may invest in securities of foreign entities that could be deemed for tax purposes to be PFICs. When investing in PFIC securities, the Fund intends to mark-to-market these securities and recognize any gains at the end of its fiscal and excise (described below) tax years. Deductions for losses are allowable only to the extent of any current or previously recognized gains. These gains (reduced by allowable losses) are treated as ordinary income that the Fund is required to distribute, even though it has not sold the securities.

The Fund may be subject to foreign withholding taxes on income from certain foreign securities. This, in turn, could reduce the Fund's income dividends paid to shareholders.

Redemptions of Fund shares are taxable transactions for federal and state income tax purposes. Any loss incurred on the redemption or exchange of shares held for six months or less is treated as a long-term capital loss to the extent of any long-term capital gains distributed to you by the Fund on those shares.

In reporting gain or loss on the sale of your Fund shares, you may be required to adjust your basis in the shares you sell under the following circumstances:

IF:

        [BULLET] In your original purchase of Fund shares, you received a reinvestment right (the right to reinvest your sales proceeds at a reduced or with no sales charge), and

        [BULLET] You sell some or all of your original shares within 90 days of their purchase, and

        [BULLET] You reinvest the sales proceeds in the Fund, and the sales charge that would otherwise apply is reduced or eliminated;

THEN: In reporting any gain or loss on your sale, all or a portion of the sales charge that you paid for your original shares is excluded from your tax basis in the shares sold and added to your tax basis in the new shares.

All or a portion of any loss that you realize on the redemption of your Fund shares is disallowed to the extent that you buy other shares in the Fund (through reinvestment of dividends or otherwise) within 30 days before or after your share redemption. Any loss disallowed under these rules is added to your tax basis in the new shares.

The income earned on certain U.S. government securities is exempt from state and local personal income taxes if earned directly by you. States also grant tax-free status to mutual fund dividends paid to you from interest earned on these securities, subject in some states to minimum investment or reporting requirements that must be met by a fund. The income on Fund investments in certain securities, such as repurchase agreements, commercial paper and federal agency-backed obligations (e.g., Ginnie Mae or Fannie Mae securities), generally does not qualify for tax-free treatment. The rules on exclusion of this income are different for corporations.

For corporate shareholders, a portion of the dividends paid by a fund may qualify for the dividends-received deduction. This deduction generally is available to corporations for dividends paid by a fund out of income earned on its investments in domestic corporations. Because some of the income of the Fund is generally derived from investments in domestic securities, it is anticipated that a portion of the dividends paid by the Fund will qualify for this deduction. You may be allowed to deduct these qualified dividends, thereby reducing the tax that you would otherwise be required to pay. All dividends (including the deducted portion) are included in your calculation of alternative minimum taxable income.

As stated above, the Fund may invest in securities such as puts, calls, Futures contracts, etc. that may be subject to numerous special and complex tax rules. These rules could affect whether gain or loss recognized by the Fund is Treated as ordinary or capital, or as interest or dividend income. These rules could also accelerate the recognition of income to the Fund (possibly causing the Fund to sell securities to raise cash for the necessary distributions) and/or defer the Fund's ability to recognize a loss, and, in limited cases, subject the Fund to U.S. federal income tax on income from certain foreign securities. These rules could therefore affect the amount, timing or character of the income distributed to shareholders by the Fund.

Taxation of an investor who, as to the United States, is a nonresident alien individual, non-U.S. trust or estate, non-U.S. corporation, or non-U.S. partnership ("non-U.S. investor"), depends on whether the income from the Fund is "effectively connected" with a U.S. trade or business carried on by such shareholder. If the income from the Fund is NOT effectively connected with a U.S. trade or business carried on by a non-U.S. investor, dividends paid to such non-U.S. investor from investment company taxable income generally will be subject to a U.S. withholding tax at the rate of 30% (or lower treaty rate) upon the gross amount of the dividend. Such a non-U.S. investor generally would be exempt from U.S withholding tax on gains realized on the sale or redemption of Fund shares and dividends paid by the Fund from long-term capital gains, unless the investor is a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the taxable year. Special U.S. withholding tax rules apply to disposition of "United States real property interests."

Also, U.S withholding taxes are no longer imposed on dividends paid by regulated investment companies to the extent the dividends are designated as "interest-related dividends" or "short-term capital gain dividends." Under these exemptions, interest-related dividends and short-term capital gain dividends generally represent distributions of interest from U.S. sources and short-term capital gains that would not have been subject to U.S. withholding tax at the source if they had been received directly by a foreign person, and that satisfy certain other requirements. These exemptions apply to dividends with respect to taxable years of regulated investment companies beginning after December 31, 2004 and before January 1, 2008. Ordinary dividends paid by the Fund to non-U.S. investors on the income earned on portfolio investments in (i) the stock of domestic and foreign corporations, and (ii) the debt of foreign issuers, continue to be subject to U.S. withholding tax.

If the income from the Fund is effectively connected with a U.S. trade or business carried on by a non-U.S. investor, then the Fund's dividends and distributions and any gains realized upon the sale or redemption of Fund shares will be subject to the U.S. federal income tax on a net income basis at the rates applicable to U.S. citizens or domestic corporations.

Special U.S. tax certification requirements apply to non-U.S. investors to avoid U.S. back-up withholding imposed at a rate of 28%, obtain the benefits of any treaty between the United States and the shareholder's country of residence, and obtain the benefits of exemption from withholding on interest-related and short-term capital gain dividends. In general, a non-U.S. investor must provide a Form W-8 BEN (or other applicable Form W-8) to establish that you are not a U.S. person, to claim that you are the beneficial owner of the income and, if applicable, to claim a reduced rate of, or exemption from, withholding as a resident of a country with which the United States has an income tax treaty. A Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period beginning on the date signed and ending on the last day of the third succeeding calendar year, unless an earlier change of circumstances makes the information on the form incorrect.

A partial exemption from U.S estate tax may apply to stock in the Fund held by the estate of a nonresident decedent. The amount treated as exempt is based upon the proportion of the assets held by the Fund at the end of the quarter immediately preceding the decedent's death that are debt obligations, deposits, or other property that would generally be treated as situated outside the United States if held directly by the estate. This provision applies to decedents dying after December 31, 2004 and before January 1, 2008.

YOU SHOULD CONSULT YOUR TAX ADVISOR ABOUT THE FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.


                            INVESTMENT LIMITATIONS
                            ----------------------

The Fund has adopted the following restrictions which are designed to reduce certain risks inherent in securities investment and which may be changed with the approval of the lesser of: (i) at least 67% of the voting securities of the Fund present at a meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (ii) more than 50% of the outstanding voting securities of the Fund.

The Fund will not:

     Borrow money, except from banks for emergency purposes, and then not in excess of 5% of the value of its total assets;

     Invest more than 25% of the value of its assets in companies in any one industry;

     Purchase securities on margin;

     Make any purchase resulting in more than 5% of the value of its assets being invested in the securities of any one company, except U.S. Government securities;

     Purchase more than 10% of any class of securities of any company. For this purpose, all debt securities of an issuer and all series of non-voting preferred stock of an issuer are each considered as one class of securities;

     Purchase commodities or commodity contracts, except the Fund may purchase and sell financial futures contracts and options thereon;

     Purchase interests in real estate, except as may be represented by securities for which there is an established market;

     Purchase securities of another open-end investment company, except in connection with a plan of merger, consolidation, or acquisition of assets. It may, however, purchase shares of closed-end investment companies where such purchase is in the open market and no commission or profit to a sponsor or dealer results other than a customary broker's commission. The advisory fee of the Fund will not be reduced for any assets invested in shares of closed-end investment companies;

     Make short sales of securities. The Fund does not consider the sale of uncovered call options or financial futures contracts to be short sales;

     Make loans, except through the purchase of debt securities of a type commonly held by institutional investors;

     Issue senior securities, except the Fund may buy and sell options; or

     Act as an underwriter of the securities of any other issuer, except the Fund may invest not more than 10% of the value of its net assets at the time the investment is made in securities which are not readily marketable because registration under the federal securities laws would be required ("restricted securities").


Changes in the following policies are not subject to shareholder approval:

     The Fund will not purchase securities for which a bona fide market does not exist (including, but not limited to, "restricted" foreign securities not listed on a recognized domestic or foreign securities exchange, and other illiquid securities) if immediately after such purchase, more than 10% of the Fund's net assets will be invested in such securities.

     The Fund may invest in repurchase agreements. Investments in repurchase agreements involve certain risks. For example, if the seller of the underlying securities defaults on its obligation to repurchase the securities at a time when their value has declined, the Fund may incur a loss upon disposition. If the seller becomes insolvent and subject to liquidation or reorganization under the U.S. Bankruptcy Code or other laws, a bankruptcy court may determine that the underlying securities are collateral not within the control of the Fund and, therefore, subject to sale by the trustee in bankruptcy. Finally, it is possible that the Fund may not be able to substantiate its interest in the underlying securities. While management acknowledges these risks, it believes that they can be controlled through stringent security selection criteria and careful monitoring procedures.


                       DISCLOSURE OF PORTFOLIO HOLDINGS
                       --------------------------------

The Fund intends to publicly disclose all of its portfolio holdings in quarterly reports approximately 60 days after each quarter-end as required by Securities and Exchange Commission rules. The Fund also intends to publicly disclose all of its portfolio holdings, with a shorter delay of at least 45 days, after each quarter-end to facilitate timely release of information to rating agencies and others. The Fund does not intend to make selective non-public disclosures of portfolio holdings to third parties. Finally, the Fund intends to publicly disclose its top ten holdings on a monthly basis, after a 30-day delay, along with information regarding the percentage of the Fund that each holding comprises.

The Fund also may disclose complete portfolio information, on a daily basis, to its service providers and others who require such information in the performance of their contractual duties and responsibilities to the Fund. Service providers are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract. These service providers include the Fund's custodian, administrator, fund accounting agent, and registered public accounting firm.


                              RIGHTS OF OWNERSHIP
                              -------------------

Each share of common stock of the Fund has an equal interest in the Fund's assets, net investment income, and any net capital gains. Each share is entitled to one vote. The shares are non-assessable, fully transferable, and redeemable at the option of the holder. They may be sold only for cash or in connection with mergers, stock distributions and similar transactions. The shares have no conversion, pre-emptive or other subscription rights. Shareholders having questions about the Fund or their accounts may contact the Fund at the address or telephone number shown on the cover page of this Statement of Additional Information.

Ordinarily, the Fund does not intend to hold an annual meeting of shareholders in any year except when required under the Investment Company Act of 1940 (the "1940 Act").


                               LETTER OF INTENT
                               ----------------

An investor can qualify for a reduced sales charge as set forth in the prospectus by signing a non-binding Letter of Intent stating his intention to invest at least $10,000 during a 13 month period. The Letter of Intent is applicable to the aggregate amount of purchases of shares of the Fund and combined purchases of shares of the Fund and Philadelphia Fund, Inc. made by an individual; an individual, his spouse and children under the age of 21; and a trustee or other fiduciary of a single trust estate or single fiduciary account, as well as Employee Benefit Plans qualified under Section 401 of the

Code, and organizations exempt from taxation under Sections 501(c)(3) or
(13) of the Code. The Letter must be filed within 90 days after the first purchase to be included under it. The value of shares of the Fund and/or Philadelphia Fund Inc., previously purchased, including shares held under Eagle Growth Shares or Philadelphia Fund Single Payment Investing Programs and Systematic Investing Programs upon which all scheduled payments have been made, will be included as a credit toward completion of the Letter of Intent to the extent that such shares are held during the 13 month period of the Letter of Intent when the investor so requests. The amount to be credited will be equal to the offering price of the shares held on the date of the first purchase under the Letter of Intent. The initial purchase under a Letter of Intent must be in an amount of at least $1,000 and subsequent purchases not less than $500.

Five percent of the total dollar amount specified in the Letter of Intent is held in escrow by U.S Bank, N.A. in shares. Any dividends or capital gains distributions on the escrowed shares are credited to the shareholder. Upon completion of the total dollar amount specified in the Letter of Intent, the escrowed shares are released. If total purchases under the Letter of Intent are less than the amount specified therein, the shareholder is required to remit to the Fund's underwriter an amount equal to the difference between the dollar amount of sales charges actually paid and the amount which would have been paid if the total purchases made under the Letter were made at one time. If the shareholder does not pay such difference within twenty days after having received written request from the Fund's underwriter, the custodian is authorized to redeem so many of the escrowed shares to realize such difference and release any remaining full shares and cash for any fractional shares to the shareholder. There is no obligation upon the investor to purchase or the Fund to sell the full indicated amount.


                            RIGHT OF ACCUMULATION
                            ---------------------

The reducing scale of sales charges set forth in the prospectus also applies to subsequent purchases of the Fund's shares by an individual; an individual, his spouse and children under the age of 21; or a trustee or other fiduciary of a single trust estate or single fiduciary account where the aggregate investments in shares of the Fund and/or Philadelphia Fund, Inc., including shares held under Eagle Growth Shares or Philadelphia Fund Single Payment Investing Programs and Systematic Investing Programs upon which all scheduled payments have been made, is $10,000 or more. For example, a stockholder who owns shares of the Fund and/or Philadelphia Fund, Inc. that originally cost him $5,000 on which he paid an 8.50% sales charge may subsequently purchase an additional $5,000 of the Fund's shares at a sales charge of 7.75% of such subsequent purchase or an additional $20,000 of the Fund's shares at a sales charge of 6.25%. To determine eligibility, the shares currently held by the investor are valued at the then net asset value or the cost of such shares to the investor, whichever is greater. The Fund's underwriter, or the custodian (if the payment is being made by the investor directly to the custodian), must be notified when a sale takes place which would qualify for a reduced sales charge on the basis of previous purchases, and reduction will be granted when the aggregate holdings are confirmed through a check of the records of the Fund. The reduced sales charges described under "Purchase of Shares" in the prospectus will be applicable to subsequent purchases by an Employee Benefit Plan qualified under Section 401 of the Code, and organizations exempt from taxation under Sections 501(c)(3) or (13) of the Code.

                           GROUP DISCOUNT PRIVILEGE
                           ------------------------

Any purchaser, including his spouse and children under the age of 21, who is a member of a qualified group, such as a trade association, church group, union, social or fraternal organization, who wishes to have the advantage of an individually lower sales charge through either a Letter of Intent or a Right of Accumulation, may do so if he, in conjunction with other members of that group, wishes to purchase shares of the Fund so that the entire purchases by the group will afford a lower sales charge to each individual participant. Group purchases must be made through a common remitter. The Fund will send the common remitter, at or before the completion of each purchase of shares for group members, written notice of receipt of the total amount received by the Fund on the group's behalf. Also, if in a current calendar quarter, a payment is not received by the Fund on behalf of a group member on whose behalf a purchase was made in the preceding calendar quarter, the Fund will send the investor written notice that a current payment has not been received on his behalf. Further, if the Fund does not receive a payment from the common remitter on behalf of the group within ten days on the date specified for delivery of the payment, the Fund will send each group member a written confirmation of his next three succeeding investments promptly after they are made.


                          AUTOMATIC INVESTMENT PLAN
                          -------------------------

The Automatic Investment Plan enables shareholders to make regular monthly investments in shares through automatic charges to their bank checking accounts. With shareholder authorization and bank approval, U.S. Bank, N.A. will automatically charge the bank account for the amount specified, which will be automatically invested in shares at the public offering price on the date specified by the shareholder. Bank accounts will be charged on the day or a few days before investments are credited, depending on the bank's capabilities, and shareholders will receive a quarterly confirmation statement showing the transactions during the calendar quarter.

Participation in the plan will begin within 30 days after receipt of a completed section 6 of the General Account Application and a voided check from your checking account. If your bank account cannot be charged due to insufficient funds, a stop-payment order, or the closing of your bank account, the plan may be terminated and the related investment reversed. The shareholder may change the amount of the investment or discontinue the plan at any time by writing to Unified Fund Services, Inc., P.O. Box 6110, Indianapolis, IN 46204-6110.


                            CHECK WITHDRAWAL PLAN
                            ---------------------

An investor with a minimum account balance of $5,000 who is not currently participating in the Automatic Investment Plan may have sufficient Fund shares automatically redeemed at regular monthly or quarterly intervals to provide payments of $25 or more. This minimum amount is not necessarily a recommended amount. This privilege may be exercised by a written request to Unified Fund Services, Inc., specifying the amount of the check to be received each month (or each quarter, as desired). With the custodian's approval, payment amounts may be revised at any time by the investor. All shares owned or purchased will be credited to the Check Withdrawal Plan and a sufficient number of shares will be sold from the investor's account to meet the requested withdrawal payments. All income dividends and capital gains distributions on shares held will be reinvested in additional shares at net asset value on the ex-dividend date. Since the withdrawal payments represent the proceeds from the sales of shares, there will be a reduction of invested capital to the extent that withdrawal payments exceed the income dividends and capital gains distributions paid and reinvested in shares held in the account. While no charge is contemplated on each withdrawal payment at present, the right is reserved at any future time to deduct $1.00 from each withdrawal payment. At present, the expenses incurred in connection with this privilege are paid by the Fund. This Plan, upon written notice to the custodian, may be terminated at any time without penalty. Any subsequent investments in this Plan must be $1,000 or more. However, making additional purchases while the Plan is in effect may be inadvisable due to sales charges and tax liabilities.


                              TAX SHELTERED PLANS
                              -------------------

For self-employed individuals, partnerships, and corporations, investments in shares of the Fund can be made through a prototype Profit Sharing/Money Purchase Pension Plan which has been approved by the Internal Revenue Service. The Profit Sharing Plan permits an employer to make tax deductible investments in the Fund on behalf of each participant up to the lesser of 25% of each participant's earned income (or compensation), or $40,000, as adjusted by the Internal Revenue Service for cost-of-living increases. The Money Purchase Pension Plan permits an employer to make tax deductible contributions on behalf of each participant up to the lesser of 25% of earned income (or compensation), or $40,000 (as adjusted). If an employer adopts both the Profit Sharing Plan and the Money Purchase Pension Plan, deductible contributions to both plans in the aggregate may be made on behalf of each participant up to the lesser of 25% of earned income (or compensation), or $40,000 (as adjusted). For plan contributions made for the year 2004, the dollar limit is $41,000; for the year 2005, the dollar limit is $42,000.
Also, the Fund makes available an Individual Retirement Account (IRA) which permits annual tax deductible investments in the Fund by certain taxpayers up to $3,000 per year through 2004, and $4,000 for 2005. All taxpayers may make nondeductible IRA contributions up to the same amount whether or not they are eligible for a deductible contribution. In either case, the limit is $3,500 through 2004 and $4,500 for 2005 for individuals who are 50 or older by the end of the year for which the contribution is made. Dividends and capital gains distributions paid on Fund shares held in a retirement plan or an IRA will be reinvested at net asset value and accumulate free from tax until withdrawn.

The Fund also makes available a "Roth IRA" - which permits nondeductible investments in the Fund by certain taxpayers up to $3,000 through 2004, and $4,000 for 2005 (or $3,500 through 2004 and $4,500 for 2005 for individuals age 50 or older) per tax year. If the Roth IRA is maintained for at least a five-year period beginning with the first tax year for which a contribution to the Roth IRA was made, distributions from the Roth IRA after age 59-1/2 or under certain other circumstances will be completely tax free.

An annual limit of $3,000 through 2004, and $4,000 for 2005 (or $3,500 through 2004 and $4,500 for 2005, as described above) applies to contributions to regular and Roth IRAs. For example, if a taxpayer younger than age 50 contributes $3,000 to a regular IRA for 2004, he or she may not make any contribution to a Roth IRA for that year.

Specialized IRA accounts (SIMPLE IRAs and SEP-IRAs), Coverdell Education Savings Accounts and 403(b)(7) Custodial Accounts also are available for Fund investments.

Forms to establish an IRA, a Coverdell Education Savings Account, a 403(b)(7) Custodial Account, or a Profit Sharing/Money Purchase Pension Plan are available from Baxter Financial Corporation or your investment dealer.


                        ACCOUNT REINSTATEMENT PRIVILEGE
                        -------------------------------

A stockholder may, after he has liquidated any of his shares in the Fund following written request to the Fund, reinstate his account without payment of any additional sales charge, at the net asset value next calculated after receipt of the reinstatement request, provided that he meets the qualifications listed below. The Account Reinstatement Privilege may be exercised only once, except with respect to shares held under an Eagle Growth Shares Investing Program, and the amount reinvested may not exceed the amount of the redemption proceeds received on the liquidation of such shares. In addition, the reinstatement must be completed within thirty days after the liquidation.


                        COMPUTATION OF NET ASSET VALUE
                        ------------------------------

The Fund's net asset value per share is the value of the Fund's securities investments plus cash and other assets minus its liabilities divided by the number of the Fund's outstanding shares (adjusted to the nearest cent). Portfolio securities traded on a securities exchange are valued at the closing sales price on the market on which they are principally traded except those traded on the Nasdaq NMS and Small Cap exchanges ("Nasdaq"). Securities traded on Nasdaq will be valued at the Nasdaq Official Closing Price. Securities traded over-the-counter, except those that are quoted on Nasdaq, are valued at the prevailing quoted bid prices. Other assets (including restricted securities) and securities for which no quotations are readily available, are valued at fair value as determined in good faith by the Board of Directors, or a delegated person acting pursuant to the directions of the Board. The method of valuing assets and securities for which quotations are not readily available or unreliable, or for which there are no published quotations, including restricted securities, is reviewed annually by the Board. Initial valuations of such assets will be made in good faith by the Board of Directors.


                              PURCHASE OF SHARES
                              ------------------

The Fund calculates the offering price and net asset value at the close of the New York Stock Exchange, generally 4:00 p.m. Eastern time, on days when the New York Stock Exchange is open. On other days, the Fund will generally be closed and pricing calculations will not be made. The New York Stock Exchange is scheduled to be open Monday through Friday throughout the year except for New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Orders for redemption and purchase will not be processed if received when the Fund is closed.


                      REDEMPTION AND REPURCHASE OF SHARES
                      -----------------------------------

Payment for shares redeemed may be postponed, or the right of redemption may be suspended, for any period during which the New York Stock Exchange is closed other than customary weekend and holiday closings, or periods during which, by rule of the Securities and Exchange Commission (the "Commission"), trading on the New York Stock Exchange is deemed restricted; for any period during which an emergency as determined by order of the Commission exists as a result of which, disposal by the Fund of securities owned by it is not reasonably practicable; it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or for such other periods as the Commission may, by order, permit for the protection of security holders of the Fund.

The Fund has reserved the right to redeem Fund shares in kind, rather than in cash, should this be necessary. However, by filing an appropriate election under Rule 18f-1 pursuant to the 1940 Act, the Fund has obligated itself upon a request for redemption to redeem shares solely for cash up to the lesser of $250,000 or 1% of the net asset value of the Fund in compliance with a request for redemption by any one shareholder during any 90 day period.


                            MANAGEMENT OF THE FUND
                            ----------------------

OFFICERS AND DIRECTORS
----------------------

The Board of Directors (the "Board"), guided by the recommendations of the Advisor, establishes the broad investment policies of the Fund and, under Maryland law, is responsible for overseeing the management of the Fund.

Purchases may be made at net asset value by officers, directors, and employees of the Fund, as well as by employees of broker-dealer firms which maintain effective selling dealer agreements with the Fund's underwriter. From time to time, the Fund may offer its shares at net asset value to certain classes of potential investors which have been identified by management and ratified by the Board of Directors. Prior to such offering, the Fund, in compliance with applicable federal securities laws, will supplement or revise the prospectus to identify the class.

Each Director who is not an "interested person" (as defined in Section 2(a)
(19) of the 1940 Act, as amended (the "Independent Directors")) is a member of the Fund's Audit Committee. The Audit Committee's functions include:
(a) selecting, overseeing and setting the compensation of the Fund's independent registered public accounting firm; (b) overseeing the Fund's accounting and financial reporting policies and practices, its internal controls and, as appropriate, the internal controls of certain service providers of the Fund; (c) overseeing the quality and objectivity of the Fund's financial statements and the independent audits thereof; and (d) acting as a liaison between the Fund's independent registered public accounting firm and the full Board. During the fiscal year ended November 30, 2004, the Audit Committee met two times.

The Board also has a Nominating Committee, consisting of all the Independent Directors. The Board adopted the Nominating Committee charter on December 13, 2004. The Nominating Committee did not meet during the fiscal year ended
November 30, 2004.   The Nominating Committee has responsibility, among other
things, to: (i) make recommendations and to consider shareholder recommendations for nominations for Board members; (ii) review Board governance procedures and recommend any appropriate changes to the full Board;
(iii) periodically review the Independent Directors' compensation and recommend any changes to that compensation; and (iv) make recommendations to the full Board for nominations for membership on all Board committees, review all Board committee assignments annually and periodically review the responsibilities and need for all committees of the Board.

The Nominating Committee will consider nominees recommended by Qualifying Shareholders if an Independent Director vacancy on the Board occurs. A "Qualifying Shareholder" is a shareholder that (i) owns of record, or beneficially through a financial intermediary, 5% or more of the Fund's outstanding shares; (ii) has been a shareholder of 5% or more of the Fund's total outstanding shares for 12 months or more prior to submitting the recommendation to the Nominating Committee; and (iii) provides a written notice to the Nominating Committee containing certain information. In order to recommend a nominee, a Qualifying Shareholder should submit the written notice to the Nominating Committee's attention at the Fund's offices at 1200 North Federal Highway, Suite 424, Boca Raton, Florida 33432. A Qualifying Shareholder's letter should include: (i) the name and address of the Qualifying Shareholder making the recommendation; (ii) the number of shares of the Fund that are owned of record and beneficially by the Qualifying Shareholder, and the length of time that the shares have been so owned by the Qualifying Shareholder; (iii) a description of all arrangements and understandings between the Qualifying Shareholder and any other person(s) (naming such person(s)) pursuant to which the recommendation is being made;
(iv) the name, age, date of birth, business address and residence address of the person(s) being recommended; (v) such other information regarding each person recommended by the Qualifying Shareholder as would be required to be included in a proxy statement filed under the SEC's proxy rules had the nominee been nominated by the Board; (vi) whether the Qualifying Shareholder believes the person being recommended would or would not be an "interested person" of the Fund (as defined in the 1940 Act); and (vii) the written consent of the recommended person to stand for election if nominated for the Board and to serve if elected by shareholders.

The names, addresses, ages, lengths of service, principal business occupations for at least the past five years and other directorships of the officers and Directors of the Fund are listed below. In most cases, more than five years of prior business experience is included in order to present shareholders with a better awareness of the Directors' business experience. All officers and Directors hold identical positions with Philadelphia Fund, Inc., another registered investment company, and with the Fund. Each Director will hold office until the termination of the Fund or his resignation, retirement,
incapacity, removal or earlier death.   Each Director who is an "interested
person" of the Fund, as defined in Section 2(a)(19) of the 1940 Act, is identified under the "Interested Persons" or "Interested Directors" headings below. The officers and Directors of the Fund, aggregately, own 6.7% of the outstanding securities of the Fund as of December 31, 2004. The address of each Director and officer is 1200 North Federal Highway, Suite 424, Boca Raton, FL 33432.


Independent Directors
---------------------

Thomas J. Flaherty, Director (Since 1989)                          Age:(80)
                    Audit Committee Member (Since 2001)
                    Nominating Committee Member (Since 2004)


Retired. Formerly, Executive Vice President, Philadelphia Fund, Inc.; formerly, President, Eagle Growth Shares, Inc.; formerly, President and Director, Universal Programs, Inc. and Eagle Advisory Corporation (investment advisors); formerly, Partner, Fahnestock & Co., Inc.



Kenneth W. McArthur, Director (Since 1987),                        Age:(69)
                     Audit Committee Chairman (Since 2001)
                     Nominating Committee Member (Since 2004)


Chairman, Shurway Capital Corp. (private investment company); Trustee, BMO Mutual Funds (Canadian registered investment company); Trustee & Investment Committee Member, Canada Post Pension Fund; Lead Director, Oppenheimer Holdings, Inc. (financial services holding company); formerly, Vice President and Director, Nesbitt Investment Management; formerly, President, Chief Executive Officer, and Director, Fahnestock & Co., Inc. (securities brokerage); formerly, Senior Vice President and Chief Financial Officer, Nesbitt Thomson Inc. (holding company).



Robert L. Meyer, Director (Since 1989)                             Age:(64)
                 Audit Committee Member (Since 2001)
                 Nominating Committee Member (Since 2004)


President, Ehrlich Meyer Associates, Inc. (investment management); Chartered Financial Analyst; formerly, Principal Officer, Convergent Capital Corporation (holding company); formerly, Director, Vice President, and Senior Vice President, Fahnestock & Co., Inc.



Donald P. Parson, Director (Since 1987)                           Age:(63)
                  Audit Committee Member (Since 2001)
                  Nominating Committee Member (Since 2004)


Counsel, Satterlee Stephens Burke & Burke LLP; Vice Chairman and Director, Home Diagnostics, Inc. (medical device company); formerly, Chairman of the Board, Syracuse University College of Law.

Interested Persons
------------------

Donald H. Baxter, Director and President (Since 1989)              Age:(61)


Director, President, and Treasurer, Baxter Financial Corporation; Director and President, Universal Programs International Limited (distributor); formerly, Director, Sunol Molecular Corp. (biotechnology); formerly, Director, Great Eastern Bank; formerly, Director, Frost Hanna Capital Group (publicly registered acquisition company); formerly, Managing Member, Crown Capital Asia Limited Liability Company (private investment company); formerly, Managing Member, Baxter Biotech Ventures Limited Company (private investment company); formerly, Portfolio Manager, Nesbitt Thomson Asset Management Inc.



Ronald F. Rohe, Vice President, Secretary,                          Age:(62)
                and Treasurer (Since 1990)


Chief Operating Officer and Marketing Director, Baxter Financial Corporation; Secretary, Universal Programs International Limited (distributor); formerly, registered representative, Paine Webber Incorporated.



Keith A. Edelman,		Vice President and                          Age:(39)
				Chief Compliance Officer (Since 2004)


Director of Operations and Director of Computer Operations, Baxter Financial Corporation; Director of Operations, Philadelphia Fund, Inc.; Director of Operations, Eagle Growth Shares, Inc.


Each Independent Director receives $50 from Eagle Growth Shares for each quarterly Board of Directors meeting attended. In addition, each Independent Director receives from the Philadelphia Fund a $2,000 annual fee and $1,150 for each quarterly Board of Directors' meeting attended. As an Interested Director, Donald H. Baxter does not receive any annual or meeting fees as a director from either fund. In addition, each Independent Director receives $50 from the Fund and $450 from Philadelphia Fund for each semi-annual Audit Committee meeting attended. Mr. McArthur receives an additional $50 from the Fund and $150 from Philadelphia Fund for each semi-annual Audit Committee meeting as compensation for acting as Audit Committee Chairman.

_______________________________________________________________________________
|Independent Directors' Fund Holdings Table                     as of 12/31/04|
|-----------------------------------------------------------------------------|
|                                 |                     |    Total Dollar     |
|                                 |       Dollar        |   Range of Equity   |
|                                 |   Range of Equity   |  Securities in the  |
|                                 |     Securities      |Fund and Philadelphia|
|Director's Name                  |    in the Fund      |      Fund, Inc.     |
|---------------------------------|-------------------------------------------|
|Thomas J. Flaherty               |  $50,001 - $100,000 |    over $100,000    |
|---------------------------------|---------------------|---------------------|
|Kenneth W. McArthur              |        None         |        None         |
|---------------------------------|---------------------|---------------------|
|Robert L. Meyer                  |        None         |     $1 - $10,000    |
|---------------------------------|---------------------|---------------------|
|Donald P. Parson                 |    over $100,000    |    over $100,000    |
|_________________________________|_____________________|_____________________|



_______________________________________________________________________________
|Interested Director's Fund Holdings Table                     as of 12/31/04 |
|-----------------------------------------------------------------------------|
|                                 |                     |    Total Dollar     |
|                                 |       Dollar        |   Range of Equity   |
|                                 |   Range of Equity   |  Securities in the  |
|                                 |     Securities      |Fund and Philadelphia|
|Director's Name                  |    in the Fund      |      Fund, Inc.     |
|_________________________________|_____________________|_____________________|
|                                 |                     |                     |
|Donald H. Baxter                 |        None         |        None         |
|________________________________ |_____________________|_____________________|




______________________________________________________________________________
|COMPENSATION TABLE                                                           |
|for the fiscal year ended 11/30/04                                           |
|----------------------------------       Pension or                          |
|                                         Retirement                          |
|                                         Benefits   Estimated   Total        |
|                                         Accrued    Annual      Compensation |
|                           Aggregate     as part    Benefits    from Fund and|
|                           Compensation  of Fund    Upon        Philadelphia |
|Name, Position             From Fund     Expenses   Retirement  Fund, Inc.   |
|_____________________________________________________________________________|
|Thomas J. Flaherty, Director   $300                               $7,800     |
|-----------------------------------------------------------------------------|
|Kenneth W. McArthur, Director  $400                               $8,200     |
|-----------------------------------------------------------------------------|
|Robert L. Meyer, Director      $300                               $7,800     |
|-----------------------------------------------------------------------------|
|Donald P. Parson, Director     $300                               $7,800     |
|_____________________________________________________________________________|

The Fund and Baxter Financial Corporation, the Fund's investment adviser and principal underwriter, have adopted codes of ethics under rule 17j-1 of the 1940 Act, and Rule 204A-1 under the Investment Advisers Act of 1940 (in the case of the Advisor's Code of Ethics). Those codes of ethics permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund provided that the Fund is not at the same time purchasing or selling or considering purchasing or selling the same securities or the President of the Fund approves the transactions because there is deemed to exist only a remote possibility of a conflict of interest.


BROKERAGE
---------

Donald H. Baxter, President of Baxter Financial Corporation, the Fund's investment advisor and principal underwriter, is responsible for the selection of brokers to execute Fund portfolio transactions. Mr. Baxter seeks to obtain the best price and execution of Fund portfolio transactions and selects brokers with this goal in mind. Baxter Financial Corporation is authorized to allocate brokerage transactions to dealers that have sold Fund shares. The Advisor, however, pursuant to policies and procedures approved by the Board of Directors of the Fund, is prohibited from selecting brokers and dealers to effect the Fund's portfolio securities transactions based (in whole or in part) on a broker's or dealer's promotion or sale of shares issued by the Fund or any other registered investment company. Such transactions are subject to the requirement to seek to obtain the best price and execution. In selecting brokers, Mr. Baxter also considers the commission rate being paid by the Fund. Commissions on listed securities are based on competitive rates. Mr. Baxter seeks to assure himself that the commissions paid by the Fund are reasonable in relation to the rates paid by other similar institutions which are comparable in size and portfolio characteristics to the Fund, and commensurate with the services being provided by the broker. To accomplish this, Mr. Baxter negotiates commission levels with brokers with whom the Fund does business; compares the quoted commission levels received, and applies his knowledge regarding the general levels of commissions prevailing from time to time. Mr. Baxter also considers the value of research services provided to the Fund by brokers. Mr. Baxter is authorized to permit the payment of commissions in excess of those which may have been charged by another broker if he has determined, in good faith, that the amount of such commission is reasonable in relation to the brokerage or research services provided by the broker acting for the Fund. During the fiscal year ended November 30, 2004, the Fund paid total brokerage commissions of $4,225 to brokers that provided research services.

Receipt of research information, including statistical and market analyses, economic and financial studies from securities firms, electronic quotation services, and on-line electronic analysis software, enables Baxter Financial Corporation to supplement its own research and analysis activities by making available the views of other securities firms and is a factor considered by the Advisor in selecting brokers for the Fund. Allocations of brokerage for the receipt of research and statistical information are made in the best judgment of Mr. Baxter and not in accordance with any formula.

Baxter Financial Corporation serves as investment advisor to two registered investment companies, the Fund and Philadelphia Fund, Inc., and manages the assets of various other private institutional and individual investment accounts as well. Receipt of research information by Baxter Financial

Corporation may also be of benefit to Philadelphia Fund, Inc. and these other private accounts.

During the fiscal years ended November 30, 2004, 2003, and 2002, the Fund paid total brokerage commissions of $6,735, $8,700, and $31,530, respectively. The decreased level of brokerage commissions paid by the Fund in the 2004 fiscal year was due to the Advisor's continued confidence in the potential of the equities in the portfolio to perform well. This confidence resulted in a portfolio turnover rate of 25% (versus 33% in 2003). In addition, the Fund negotiated lower commissions with the brokers the Fund uses to execute portfolio transactions. The decreased level of brokerage commissions paid by the Fund in the 2003 fiscal year was due to the Advisor's confidence in the equities in the portfolio to perform well in the bullish environment that developed in 2003. Consequently, there were less portfolio transactions in 2003.

On over-the-counter transactions, the Fund generally deals with the principal market makers and no commissions are paid to a broker except in situations where execution through the broker is likely to result in a savings to the Fund.


     INFORMATION ABOUT THE INVESTMENT ADVISOR AND OTHER SERVICE PROVIDERS
     ---------------------------------------------------------------------

The current Investment Advisory Agreement between Baxter Financial Corporation and the Fund was approved by the Fund's shareholders on March 19, 1991 and became effective on April 1, 1991. The agreement requires Baxter Financial Corporation to provide the Fund with a continuous review of and recommendations regarding investment of the Fund's assets. As compensation for the rendering of advisory services, the Advisor receives an annual fee, payable monthly, equal to .75 percent of the net assets of the Fund not exceeding $200,000,000. The rate of this annual fee is reduced to .625 percent on net assets in excess of $200,000,000 but less than $400,000,000, and to .50 percent of net assets in excess of $400,000,000. The fee is based on the month-end net asset value of the Fund, and is payable monthly at 1/12th of the annual fee rate.

Donald H. Baxter controls the Advisor. He serves as President, Treasurer, Director and is the sole shareholder of the Advisor. Mr. Baxter, as the Fund's portfolio manager, is solely responsible for the day-to-day management of the Fund's investment portfolio. He is the President and Chairman of the Board of Directors of Eagle Growth Shares, Inc. and has served as the portfolio manager of the Fund since May 1, 1987. In addition to the Fund, Mr. Baxter, as of November 30, 2004, managed (i) one other U.S. registered investment company, Philadelphia Fund, Inc., which has $84.9 million in assets, and (ii) 17 other accounts, including his personal account, which have assets of $23 million.
In the event there were any conflicts of interest between the Fund and Philadelphia Fund, Inc., the Advisor believes, as in the case of the other accounts, that it has implemented policies and procedures that will address and prevent (or manage) any adverse consequences.

The portfolio manager's management of other accounts may give rise to potential conflicts of interest in connection with the management of the Fund's investments. The other accounts may have similar investment objectives to the Fund's or hold, purchase, or sell securities that are eligible to be held, purchased, or sold by the Fund (or vice versa). The Advisor does not anticipate that any conflicts between the investment strategies of the Fund and the investment strategies of the other accounts, if any, will be material. If any conflicts of interest do arise, the Advisor believes that it has adopted policies and procedures, in accordance with applicable laws, and its Code of Ethics contains legally required policies, which are designed to prevent or manage any conflicts of interest.

In the case of Philadelphia Fund, Inc., which has an investment objective seeking long-term growth of capital and income, the portfolio manager believes that the possibility for any conflicts of interest with the Funds regarding investment opportunities, or similar portfolio holdings, is extremely unlikely, and if it does arise, not material. The Fund, which invests in small to mid cap stocks, does not typically purchase the type of large cap stocks acquired by Philadelphia Fund, Inc.

A potential conflict of interest may arise as a result of the portfolio manager's day-to-day management of the Fund. It is possible theoretically that the portfolio manager, knowing the trading activities of the Fund, could use this information to benefit the other accounts and to the detriment of the Fund. As stated above, under normal market conditions, the Fund invests in issues with small to midcap capitalizations. The Advisor does not believe that, given the size of the investments of the Fund in small to midcap stock category, there would be any material benefit to the other accounts by the Fund's purchase and sale of securities. Furthermore, given the size of the Fund's positions, the Advisor does not believe that there is a possibility for a material conflict of interest with respect to the allocation of investment opportunities. However, while the potential for a conflict of interest is extremely remote, the Fund has policies and procedures in place to prohibit knowledge of the Fund's trading activity from being used to benefit others. Furthermore, the Advisor is subject to a fiduciary duty, under both the 1940 act and the Investment Advisers Act of 1940, to the Fund's shareholders and to act in their best interest at all times.

Mr. Baxter is compensated by the Adviser with an annual salary and bonus, both of which vary from year to year, based on a variety of economic factors. The portfolio manager's compensation is not determined by factors such as the Fund's performance, in the conventional sense (i.e., the portfolio manager's compensation is not based on the Fund's pre- or after-tax performance over a period of time, or measured against a particular index). Because Mr. Baxter is the sole owner of the Advisor, his compensation likely will increase if the assets of the Fund increase (which may result from strong investment performance), since this will entitle the Advisor to a higher amount of fees by the application of the Fund's Advisory fee under the Advisory Agreement (subject to the sliding investment advisory fee schedule described in this Statement of Additional information).

The portfolio manager does not own shares in the  Fund.

During the fiscal years ended November 30, 2004, 2003, and 2002, the Fund paid investment advisory fees to Baxter Financial Corporation totaling $26,236, $25,053, and $26,551, respectively.

When making its decision to renew the advisory contract with Baxter Financial Corporation, the Board considered a variety of material, which each Director received prior to the Board meeting specifically called to consider the renewal of the advisory agreement, including performance statistics, index comparisons, expense comparisons and turnover ratios. The Board compared the

Fund's performance versus the Russell 1000 Index, Russell 2000 Index, Russell 3000 Index and the Wilshire 5000 Index. The Board also compared the Fund's performance with the average rating, risk and return of other funds with a growth objective listed in the Morningstar Mid Cap Blend Category.

The Board compared the Fund's management related and total expense ratios against funds with total net assets under $10 million in Lipper's Growth Category. The Board took into account information furnished throughout the year at regular Board meetings, as well as information specifically furnished for the Board meeting held annually to specifically consider the advisory agreement renewal. Information furnished throughout the year included reports on the Fund's investment performance, expenses, portfolio composition, and sales and redemptions, along with related financial statements, information about the scope and quality of services provided by Baxter Financial Corporation (the Fund's advisor and administrator), Unified Fund Services (the Fund's transfer agent and fund accounting agent), and U.S. Bank (the Fund's custodian). The Board had also received periodic reports relating to compliance with the Fund's investment policies, investment restrictions and various regulatory issues.

The Board also considered:

      [BULLET] the nature and quality of the services provided to the Fund's shareholders;

      [BULLET] the profitability of the Fund to Baxter Financial Corporation;

      [BULLET] that the Fund realizes economies of scale as it grows larger and the breakpoints included in the advisory contract that allow shareholders to participate in the resulting benefits;

      [BULLET] comparative fee structures;

      [BULLET] any "fall-out" benefits, including administrative fees, received by Baxter Financial Corporation under a separate contract accruing to the Advisor as a result of managing the Fund; and

      [BULLET] the expertise of the independent directors of the investment company, whether they are fully informed about all facts bearing on the adviser's fee, and the extent of care and conscientiousness with which they perform their duties.

In considering the materials described above, the Independent Directors referred to the memorandum to the Board from its independent legal counsel, Stradley Ronon Stevens & Young, LLP. The memorandum discussed the provisions of the 1940 Act applicable to the continuation of the advisory contract and outlined the Board's responsibilities when considering the renewal of the contract. Based upon their review of all the material presented throughout the year and, together with such other information as they deemed relevant, the Independent directors concluded that the continuance of the advisory contract was appropriate and in the best interest of Fund shareholders. In reaching this decision, the Board took into account a combination of factors, including the following:

      PERFORMANCE
      -----------
      In evaluating performance, attention was given to both short-term and long-term performance of the Fund in comparison with the appropriate indexes, as well as the peer group relevant to the Fund, and to the Fund's compliance with its specific investment objective and investment restrictions. The Board also discussed how the Fund's asset mix impacted performance, given the market conditions existing over the last year. The Board indicated its satisfaction with the Fund's returns relative to the indexes and peer group presented.

      EXPENSES
      --------
      In considering the reasonableness of expenses, consideration was given to the advisory fee level and breakpoints implemented for the Fund in relation to those within the relevant peer group. Emphasis was placed on the Fund's total expense ratio, management-related expenses and non-management-related expenses compared with the averages within the peer group. Also considered were the benefits to Baxter Financial Corporation for providing various other functions, such as administration and distribution, to the Fund under separate agreements with the Advisor. The Board determined that the management related fees were reasonable in light of the services provided and the fees charged by other advisers to similar funds offering similar services.

      QUALITY OF SERVICES
      -------------------
      In considering the scope and quality of investment management services, consideration was given to Mr. Baxter's qualifications. Also, the Board considered how Baxter Financial Corporation has performed in the research and management process, and the Advisor's record of compliance with Fund investment policies and restrictions, as well as the code of ethics that governs personal securities trading by Fund management. Consideration was also given to the scope and quality of various other functions to the Fund under separate agreements, such as administration and distribution, and how well Baxter Financial performed the oversight of custodian, transfer agent, fund accountant and shareholder relationships. The Board concluded that the Advisor had provided competent supervision, regulatory compliance services, portfolio oversight services, and reporting functions to the Fund.

      MANAGER'S PROFITABILITY
      -----------------------
      The independent directors considered Baxter Financial Corporation's level of profitability in providing management and other services to the Fund, Philadelphia Fund, Inc., and private clients. In doing so, the directors reviewed Baxter Financial's 2003 financial statements. The Board also considered the extent to which the manager may potentially achieve economies of scale and possibly derive other ancillary benefits from Fund operations, including the allocation of Fund brokerage and the use of "soft" commission dollars to pay for research and other similar services.

The current Administration Agreement between the Fund and Baxter Financial Corporation requires Baxter Financial Corporation to supervise and provide for the administrative operations of the Fund, including the provision of office space, utilities, equipment, and clerical, secretarial, and administrative personnel. The fee payable to Baxter Financial Corporation under the Administration Agreement is at the annual rate of .25 percent of the net assets of the Fund, calculated and payable monthly, at 1/12th the annual rate.

During the fiscal years ended November 30, 2004, 2003, and 2002, the Fund paid administrative fees to Baxter Financial Corporation totaling $8,745, $8,351, and $8,850, respectively.

The Fund pays all of its own operating expenses, including: custodian and transfer agent fees, insurance premiums, registration fees, cost of directors' and stockholders' meetings, distribution expenses, legal and accounting fees, printing, and postage.

U.S. Bank, N.A. acts as the Fund's custodian. Unified Fund Services, Inc. acts as transfer agent and dividend disbursing agent, and also provides the Fund with certain accounting services.


                                 UNDERWRITER
                                 -----------

Baxter Financial Corporation serves as the principal underwriter of the Fund's shares, which are offered on a continuous and "best efforts" basis. Baxter Financial Corporation is located at 1200 North Federal Highway, Suite 424, Boca Raton, FL 33432.

During the last three fiscal years of the Fund, Baxter Financial Corporation retained total underwriting and dealer commissions of $393, $458, and $2,090, in 2004, 2003, and 2002, respectively, after allowing $51, $4, and $1,280, respectively, to dealers who sold Fund shares in each of these years.


                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                 ---------------------------------------------

Briggs, Bunting & Dougherty, LLP, Philadelphia PA, serve as the independent registered public accountant of the Fund. As such, that firm conducts an audit of the Fund's annual and semi-annual reports to stockholders and prepares the Fund's tax returns.


                             FINANCIAL STATEMENTS
                             --------------------

The financial statements of the Fund for the fiscal year ended November 30, 2004, including the Portfolio of Investments, Statement of Assets and Liabilities, Sample Price Computation, Statement of Operations, Statement of Changes in Net Assets, Notes to Financial Statements, Financial Highlights, and Report of Independent Registered Public Accounting Firm, as set forth in the Fund's Annual Report to Stockholders for the fiscal year ended November 30, 2004, are incorporated herein by reference.

PROXY VOTING POLICIES
---------------------

General Guidelines
------------------

In voting proxies of portfolio securities, the Fund is guided by general fiduciary principles. The Fund's goal is to act prudently and solely in the best interest of the Fund's shareholders. The Fund attempts to consider all factors of its vote that could affect the value of its investments and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder value.

The Fund's portfolio manager is responsible for monitoring, researching and deciding proxy votes for portfolio securities of the Funds.


How The Fund Votes
-------------------

Generally, the Fund divides proxies into routine matters and non-recurring extraordinary matters.

   A. Routine Matters

      Voting decisions for routine matters are made by the Fund's portfolio manager. It is the Fund's general policy, absent a particular reason to the contrary, to vote with management's recommendations on routine matters.

   B. Non-Recurring Extraordinary Matters

      For non-recurring extraordinary matters, the Fund votes on a case-by-case basis, generally following the suggestions for such matters detailed below. If there is a non-recurring extraordinary matter for which there is no suggestion detailed below, the Funds votes on a case-by-case basis in accordance with the General Guidelines set forth above.

      1. Accept

         [BULLET] Proposals supporting best practices for corporate governance.

         [BULLET] Restoration or protection of shareholders' authority.

      2. Reject

         [BULLET] Protection of management from results of mergers and acquisitions.
         [BULLET] Proposals having the effect of diluting the value of the existing shares.

      3. Vote with Management

         [BULLET] Proposals that address social or moral issues.

Avoidance Of Potential Conflicts Of Interest
--------------------------------------------

   A. General Principles

      Voting of shares of portfolio securities shall be conducted in a manner consistent with the best interests of Fund shareholders as follows:

      [BULLET] Proxies of portfolio securities shall be voted in accordance with these Proxy Voting Policies; and

      [BULLET] Proxies of portfolio securities shall be voted without regard to any other relationship, business or otherwise, between (i) the issuers of the portfolio securities, and
               (ii) the Fund, its investment advisor, principal underwriter or any affiliated person thereof.

   B. Identifying and Addressing Conflicts of Interest

      1. Identification of Conflicts of Interest

         The portfolio manager is responsible for identifying conflicts of interest with respect to voting proxies of portfolio securities. Such conflicts of interest may arise from:

         [BULLET] the conduct of the Fund's business;

         [BULLET] relationships, business, or other connections between
                  (i) the issuers of the portfolio securities, and (ii) the Fund, its investment advisor, principal underwriter or any affiliated person thereof; or

         [BULLET] other special circumstances.

      2. Determination of Materiality

         A conflict of interest will be considered material to the extent that:

         [BULLET] the conflict has the potential to influence the portfolio manager's decision-making in voting the proxy; or

         [BULLET] other particular facts and circumstances require a determination of materiality.

      3. Non-Material Conflicts

         If it is determined that a conflict of interest is not material, the portfolio manager may vote the proxy, notwithstanding the existence of the conflict.

      4. Material Conflicts of Interest

         If it is determined that a conflict of interest is material, the portfolio manager will resolve such conflict of interest before voting the proxy(ies) affected by the conflict of interest. Such resolution may include:

         [BULLET] disclosing the conflict to the Board of Directors of the Fund and obtaining the consent of the Board before voting;

         [BULLET] engaging another party to vote the proxy on the behalf of the Fund;

         [BULLET] engaging a third party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or

         [BULLET] such other method as the portfolio manager deems appropriate under the circumstances, given the nature of the conflict, which method will be subsequently reported to the Board of Directors at the next regularly-scheduled meeting.

In accordance with regulations of the Securities and Exchange Commission, the Funds' proxy voting records for the twelve-month period ended June 30, 2005 will be filed with the Securities and Exchange Commission no later than August 31, 2005. Information regarding how the Fund voted proxies relating to portfolio securities during the 12-month period ended June 30, 2004 are available without charge, upon request, by calling 1-800-749-9933 and on the Commissions website at http://www.sec.gov.

                                    PART C

Other Information
-----------------
Item 23.  Exhibits

               (a)    Certificate of Incorporation.

                      Incorporated herein by reference to Exhibit
                      24 (b) (1) to Post-Effective Amendment No. 36 to the Registration Statement under the Securities Act of 1933

               (b)    By-Laws, as amended.

                      Incorporated herein by reference to Exhibit
                      24 (b) to Post-Effective Amendment No.41 to the Registration Statement under the Securities Act of 1933

               (c)    Specimen of Certificate of Common Stock.

                      Incorporated herein by reference to Exhibit
                      24 (b) (4) to Post-Effective Amendment No. 36 to the Registration Statement under the Securities Act of 1933

               (d)    Investment Advisory Agreement.

                      Incorporated herein by reference to Exhibit
                      24 (b) (5) to Post-Effective Amendment No. 35 to the Registration Statement under the Securities Act of 1933

               (e)(1) Underwriting Agreement with Baxter Financial
                      Corporation.

                      Incorporated herein by reference to Exhibit
                      24 (b) (6a) to Post-Effective Amendment No. 35 to the Registration Statement under the Securities Act of 1933

               (e)(2) Dealer Selling Agreement.

                      Incorporated herein by reference to Exhibit
                      24 (b) (6b) to Post-Effective Amendment No. 35 to the Registration Statement under the Securities Act of 1933

               (f)    Not applicable.

               (g)    Custody Agreement with Star Bank, N.A.

                      Incorporated herein by reference to Exhibit
                      24 (b) (8) to Post-Effective Amendment No. 35 to the Registration Statement under the Securities Act of 1933

               (h)    Administration Agreement and Amendment to
                      Administration Agreement.

                      Incorporated herein by reference to Exhibit
                      24 (b) (9) to Post-Effective Amendment No. 35 to the Registration Statement under the Securities Act of 1933

               (h)(1) Mutual Fund Services Agreement for Fund Accounting
                      Services and Transfer Agency Services with Unified Fund Services, Inc.

               (i)    Opinion of Counsel

               (j)    Consent of Briggs, Bunting & Dougherty, LLP
                      Independent Certified Public Accountants.

               (k)    None.

               (l)    None.

               (m)    None.

               (n)    None.

               (o)    Reserved.

               (p)    Eagle Growth Shares Code of Ethics

               (p)(1) Baxter Financial Corporation Code of Ethics



Item 24.  Persons Controlled by or Under Common Control with the Fund
--------  -------------------------------------------------------------
          Not applicable; no person either directly or indirectly is controlled by or under common control with the registrant.


Item 25.  Indemnification.
--------  ----------------

          Section 56 of the Registrant's By-Laws provides for indemnification, as set forth below.

          With respect to the indemnification of the Officers and Directors of the Corporation:

          (a) The Corporation shall indemnify each Officer and Director made party to a proceeding, by reason of service in such capacity, to the fullest extent, and in the manner provided, under section 2-418 of the Maryland General Corporation law: (i) unless it is proved that the person seeking indemnification did not meet the standard of conduct set forth in subsection (b)(1) of such section; and (ii) provided, that the Corporation shall not indemnify any Officer or Director for any liability to the Corporation or its security holders arising from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

          (b) The provisions of clause (i) of paragraph (a) herein notwithstanding, the Corporation shall indemnify each Officer and Director against reasonable expenses incurred in connection with the successful defense of any proceeding to which such Officer or Director is a party by reason of service in such capacity.

          (c) The Corporation, in the manner and to the extent provided by applicable law, shall advance to each Officer and Director who is made party to a proceeding by reason of service in such capacity the reasonable expenses incurred by such person in connection therewith.


Item 26.  Business and Other Connection of Investment Advisor.
--------  ----------------------------------------------------

          Baxter Financial Corporation is investment advisor to the Fund, to Philadelphia Fund, Inc., and to other institutional and individual investment accounts; and acts as the underwriter of the shares of the Fund and Philadelphia Fund, Inc.

          DONALD H. BAXTER - Director, President, and Treasurer, Baxter Financial Corporation; President and Director, Philadelphia Fund, Inc. and Eagle Growth Shares, Inc.; Director and President, Universal Programs International Limited (distributor); formerly, Director, Sunol Molecular Corp. (biotechnology).

          RONALD F. ROHE - Chief Operating Officer, Baxter Financial Corporation; Vice President, Philadelphia Fund, Inc. and Eagle Growth Shares, Inc.; Secretary, Universal Programs International Limited (distributor).

          The address of Baxter Financial Corporation, Universal Programs International Limited, Philadelphia Fund, Inc., and Eagle Growth Shares, Inc. is 1200 North Federal Highway, Suite 424, Boca Raton, FL 33432.


Item 27.  Principal Underwriters.
--------  -----------------------

          (a) Baxter Financial Corporation, 1200 North Federal Highway, Suite 424, Boca Raton, Florida 33432 serves as principal underwriter of the Fund. Baxter Financial Corporation also serves as investment advisor to the Fund and Philadelphia Fund, Inc., and to other private accounts.

          (b)  See Item 26.

          (c)  Not applicable

Item 28.  Location for Accounts and Records.
--------  ----------------------------------

          All books and records of the Registrant are maintained and are in the possession of the Fund at 1200 North Federal Highway, Suite 424, Boca Raton, FL 33432, except those which are kept by U.S. Bank, N.A., the Fund's custodian, and Unified Fund Services, Inc., the Fund's transfer agent and dividend disbursing agent.


Item 29.  Management Services.
--------  --------------------

          NONE


Item 30.  Undertakings.
--------  -------------

          Registrant hereby undertakes to furnish to each person to whom a prospectus is delivered a copy of the registrant's latest Annual Report to Stockholders without charge.

                                Signatures
                                ----------

	Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Eagle Growth Shares, Inc., has duly caused this Post-Effective Amendment to its Registration Statement (Commission File Nos. 2-34540 and 811-1935) to be signed on its behalf by the undersigned, duly authorized, in the City of Boca Raton, and the State of Florida on the 28th day of January, 2005.



                                Eagle Growth Shares, Inc.
                                     (Registrant)

                                By: /s/Donald H. Baxter
                                -----------------------
                                Donald H. Baxter,  President

	Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement (File No. 2-34540) has been signed below by the following persons in the capacities and on the dates indicated.




Signature                      Title                       Date
---------                      -----                       ----

                           President, Principal
/s/Donald H. Baxter        Executive Officer and       December 13, 2004
----------------------     Director
Donald H. Baxter

/s/Thomas J. Flaherty      Director                    December 13, 2004
----------------------
Thomas J. Flaherty

/s/Donald P. Parson        Director                    December 13, 2004
----------------------
Donald P. Parson

/s/Ronald F. Rohe          Treasurer, Principal        December 13, 2004
----------------------     Financial Officer
Ronald F. Rohe

/s/Kenneth W. McArthur     Director                    December 13, 2004
----------------------
Kenneth W. McArthur

/s/Robert L. Meyer         Director                    December 13, 2004
----------------------
Robert L. Meyer

                                 EXHIBIT INDEX
                                 -------------


                                                                  PAGE
                                                                  ----


Item 23(h)(1)    Mutual Fund Services Agreement for Fund
                 Accounting Services and Transfer Agency           56
                 Services with Unified Fund Services, Inc.


Item 23(i)       Opinion of Counsel                                83


Item 23(j)       Consent of Briggs, Bunting & Dougherty, LLP       85


Item 23(p)       Eagle Growth Shares Code of Ethics                86


Item 23(p)(1)    Baxter Financial Corporation Code of Ethics       94

                        MUTUAL FUND SERVICES AGREEMENT



                           Fund Accounting Services
                           Transfer Agency Services




                                   between


                           EAGLE GROWTH SHARES, INC.


                                     and


                          UNIFIED FUND SERVICES, INC.



                              September 13, 2004
                              ------------



Exhibit A Portfolio Listing
Exhibit B - Fund Accounting Services Description
Exhibit C - Transfer Agency Services Description
Exhibit D - Anti-Money Laundering Services
Exhibit E - Fees and Expenses


Unified Fund Services, Inc.      9/9/2004      Eagle Growth Shares, Inc. - 1







                        MUTUAL FUND SERVICES AGREEMENT

   AGREEMENT (this "Agreement"), dated as of Sept. 13, 2004, between Eagle Growth Shares, Inc., a Maryland corporation (the "Fund"), and Unified Fund Services, Inc., a Delaware corporation ("Unified").

                                  WITNESSTH:

   WHEREAS, the Fund is registered as an open-end, management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"); and

   WHEREAS, the Fund wishes to retain Unified to provide certain transfer agent and fund accounting services with respect to the Fund, and Unified is willing to furnish such services;

   NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereto hereby agree as follows:

   SECTION 1. APPOINTMENT. The Fund hereby appoints Unified to provide transfer agent and fund accounting services for the Fund, subject to the supervision of the Board of Directors of the Fund (the "Board"), for the period and on the terms set forth in this Agreement. Unified accepts such appointment and agrees to furnish the services herein set forth in return for the compensation as provided in Section 6 and EXHIBIT E to this Agreement. The Fund will initially consist of the portfolios, funds and/or classes of shares (each a "Portfolio"; collectively the "Portfolios") listed on EXHIBIT
A. The Fund shall notify Unified in writing of each additional Portfolio established by the Fund. Each new Portfolio shall be subject to the provisions of this Agreement, except to the extent that the provisions (including those relating to the compensation and expenses payable by the Fund and its Portfolios) may be modified with respect to each new Portfolio in writing by the Fund and Unified at the time of the addition of the new Portfolio.

   SECTION 2. REPRESENTATIONS AND WARRANTIES OF UNIFIED. Unified represents and warrants to the Fund that:

   (a) Unified is a corporation duly organized and existing under the laws of the State of Delaware;

   (b) Unified is empowered under applicable laws and by its Certificate of Incorporation and By-Laws to enter into and perform this Agreement, and all requisite corporate proceedings have been taken by Unified to authorize Unified to enter into and perform this Agreement;

   (c) Unified is properly registered under the Securities Exchange Act of 1934, as amended (the "1934 Act"), as a transfer agent and such registration shall remain effective during the term of the Agreement;

   (d) Unified has, and will continue to have, access to the facilities, personnel and equipment required to fully perform its duties and obligations hereunder;

   (e) no legal or administrative proceedings have been instituted or threatened against Unified that would impair its ability to perform its duties and obligations under this Agreement; and

   (f) Unified's entrance into this Agreement will not cause a material breach or be in material conflict with any other agreement or obligation of Unified or any law or regulation applicable to Unified.

   SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE FUND. The Fund represents and warrants to Unified that:

   (a) the Fund is a corporation duly organized and existing under the laws of the State of Maryland;

   (b) the Fund is empowered under applicable laws and by its Articles of Incorporation and By-Laws to enter into and perform this Agreement, and the Fund and the Board have taken all requisite proceedings and actions to authorize the

Unified Fund Services, Inc.      9/9/2004      Eagle Growth Shares, Inc. - 2


Fund to enter into and perform this Agreement;

   (c) the Fund is an investment company properly registered under the 1940 Act; a registration statement under the Securities Act of 1933, as amended ("1933 Act"), and the 1940 Act on Form N-lA has been filed and will be effective and will remain effective during the term of this Agreement, and all necessary filings under the laws of the states will have been made and will be current during the term of this Agreement;

   (d) no legal or administrative proceedings have been instituted or threatened against the Fund that would impair its ability to perform its duties and obligations under this Agreement; and

   (e) the Fund's entrance into this Agreement will not cause a material breach or be in material conflict with any other agreement or obligation of the Fund or any law or regulation applicable to it.

   SECTION 4. DELIVERY OF DOCUMENTS AND OTHER MATERIALS.
              -----------------------------------------

   (a) The Fund will promptly furnish to Unified copies, properly certified or authenticated, of contracts, documents and other related information that Unified may reasonably request or require to properly discharge its duties. Upon request such documents may include, but are not limited to, the following:

       (i) resolutions of the Board authorizing the appointment of Unified to provide certain transfer agency and fund accounting services to the Fund and approving this Agreement;

       (ii)   the Fund's Articles of Incorporation;

       (iii)  the Fund's By-Laws;

       (iv)   anti-money laundering policies and procedures;

       (v) the Fund's Notification of Registration on Form N-8A under the 1940 Act as filed with the Securities and Exchange Commission ("SEC");

       (vi) the Fund's registration statement including exhibits, as amended, on Form N-1A (the "Registration Statement") under the 1933 Act and the 1940 Act, as filed with the SEC;

       (vii) copies of the Management Agreement between the Fund and its investment advisor (the "Advisory
Agreement"), and copies of the advisor's errors and omissions and directors' and officers' insurance policies;

       (viii) opinions of counsel and auditors reports;

       (ix) the Fund's Prospectus and Statement of Additional Information relating to all Portfolios and all amendments and supplements thereto (such Prospectus and Statement of Additional Information and supplements thereto, as presently in effect and as from time to time hereafter amended and supplemented, herein called the "Prospectuses"); and

       (x) such other agreements as the Fund may enter into from time to time including securities lending agreements, futures and commodities account agreements, brokerage agreements and options agreements, and the Fund's errors and omissions and directors' and officers' insurance policies.

   (b) The Fund shall cause to be turned over to Unified copies of all records of, and supporting documentation relating to, its accounts (including account applications and related documents, records of dividend distributions, NAV calculations, tax reports and returns, and receivables and payables) for all Portfolios and matters for which Unified is responsible hereunder, together with such other records relating to such Portfolios and matters as may be helpful or necessary to Unified's delivery of services hereunder, including copies of litigation, regulatory inquiries or investigations, or other

Unified Fund Services, Inc.      9/9/2004      Eagle Growth Shares, Inc. - 3

litigation involving the Fund during the three years preceding the date of this Agreement. Such records and documentation shall be in electronic format to the extent practicable. The Fund also shall cause to be delivered to Unified reconciliations (as of the date Unified begins providing services hereunder) of the Fund's outstanding shares, securities and cash held by the Fund, checking accounts, outstanding redemption checks and related accounts, tax payments and backup withholding accounts, and any other demand deposit accounts or other property held or owned by the Fund. The parties acknowledge that Unified will rely on these reconciliations (and other balances provided by Unified's predecessor) as opening balances for the performance of its services. On an ongoing basis, the Fund shall cause to be turned over to Unified all trade tickets and other documents evidencing transactions made on behalf of the Fund as and when made.

   SECTION 5. SERVICES PROVIDED BY UNIFIED.
              ----------------------------

   (a) Unified will provide the following services subject to the direction and supervision of the Fund's Board, and in compliance with the objectives, policies and limitations set forth in the Fund's Registration Statement, Articles of Incorporation and By-Laws; applicable laws and regulations; and all resolutions and policies implemented by the Board, and further subject to Unified's policies and procedures as in effect from time to time:

       (i)   FUND ACCOUNTING SERVICES, as described on EXHIBIT B to this
Agreement.

       (ii) TRANSFER AGENCY SERVICES, as described on EXHIBIT C to this Agreement. In connection with such services, Unified is hereby granted such power and authority as may be necessary to establish one or more bank accounts for the Fund as may be necessary or appropriate from time to time in connection with the services performed by Unified. The Fund shall be deemed to be the customer of such bank or banks for purposes of this Agreement. To the extent that the performance of such service hereunder shall require

Unified to disburse amounts from such accounts in payment of dividends, redemption proceeds or for other purposes, the Fund shall provide such bank or banks with all instructions and authorizations necessary, if any, for Unified to effect such disbursements. The Fund shall cause any predecessor banks to provide Unified with such records as may be helpful or necessary in connection with the services provided by Unified under this Agreement.

       (iii) UNIFIED AML PROGRAM SERVICES, as described on EXHIBIT D to this Agreement. Unified formulates, maintains and uniformly administers policies and procedures (as amended from time to time, the "Unified AML Program") that are reasonably designed to ensure compliance with the applicable provisions of the USA PATRIOT Act of 2001, the Bank Secrecy Act of 1970 and the rules, regulations and regulatory guidance issued thereunder, including the Customer Identification Program rules jointly adopted by the SEC and the U.S. Department of Treasury, as may be amended from time to time (collectively, the "Applicable AML Laws"). Unified has provided the Fund with a copy of the Unified AML Program documents, and will provide the Fund with all amendments thereto. The Fund hereby contractually delegates to Unified the Fund's obligation to identify and verify its customers and its obligations to perform those anti-money laundering and other services set forth in Exhibit D to this Agreement, in each case with regard to those shareholder accounts maintained by Unified pursuant to this Agreement. Unified accepts the foregoing delegation and agrees to perform the duties set forth on Exhibit D in accordance with the Unified AML Program and applicable AML Laws. The Fund and Unified each acknowledge that: (i) the Unified AML Program, when fully and properly enforced by Unified, is critical to preventing the Fund from being used for money laundering or the financing of terrorist activities;
(ii) the Fund is relying on Unified and Unified AML Program to prevent, detect and, when appropriate, report any suspected money laundering activity may occur within the Fund; and (iii) the Fund is relying on Unified to ensure the Fund's compliance with the Applicable AML Laws. The Fund acknowledges and agrees that, notwithstanding such delegation, the Fund remains solely responsible for the Fund's compliance with Applicable AML Laws.

       (iv) DIVIDEND DISBURSING. Unified will serve as the Fund's dividend disbursing agent. Unified will prepare and mail checks, place wire transfers of credit income and capital gain payments to shareholders. The Fund will advise Unified in advance of the declaration of any dividend or distribution and the record and payable date thereof. Unified will, on or before the payment date of any such dividend or distribution, notify the Fund's Custodian of the

Unified Fund Services, Inc.      9/9/2004      Eagle Growth Shares, Inc. - 4

estimated amount required to pay any portion of such dividend or distribution payable in cash, and on or before the payment date of such distribution, the Fund will instruct its Custodian to make available to Unified sufficient funds for the cash amount to be paid out. If a shareholder is entitled to receive additional shares by virtue of any such distribution or dividend, appropriate credits will be made to each shareholder's account and/or certificates delivered where requested. A shareholder not receiving certificates will receive a confirmation from Unified indicating the number of shares credited to his/her account.

   (b) Unified will also:

      (i) provide office facilities with respect to the provision of the services contemplated herein (which may be in the offices of Unified or a corporate affiliate of Unified);

      (ii) provide or otherwise obtain personnel sufficient, in Unified's sole discretion, for provision of the services contemplated herein;

      (iii) furnish equipment and other materials, which Unified, in its sole discretion, believes are necessary or desirable for provision of the services contemplated herein; and

      (iv) keep records relating to the services provided hereunder in such form and manner as set forth on (or required by policies described in) EXHIBITS B, C AND D and as Unified, in its sole discretion, may otherwise deem appropriate or advisable, all in accordance with the 1940 Act. To the extent required by Section 31 of the 1940 Act and the rules thereunder, Unified agrees that all such records prepared or maintained by Unified relating to the services provided hereunder are the property of the Fund and will be preserved for the periods prescribed under Rule 31a-2 under the 1940 Act, maintained at the Fund's expense, and made available to the SEC for inspection in accordance with such Section and rules. Subject to the provisions of Section 9 hereof, Unified further agrees to surrender promptly to the Fund upon its request those records and documents created and maintained by Unified pursuant to this Agreement.

   SECTION 6. FEES: EXPENSES: EXPENSE REIMBURSEMENT.
              -------------------------------------

   (a) As compensation for the services rendered to the Fund pursuant to this Agreement the Fund shall pay Unified on a monthly basis those fees determined as set forth on EXHIBIT E to this Agreement. The fees set forth on EXHIBIT E may be adjusted from time to time by agreement of the parties. Upon any termination of this Agreement before the end of any month, the fee for the part of the month before such termination shall be equal to the fee normally due for the full monthly period and shall be payable, without setoff, upon the date of termination of this Agreement.

   (b) For the purpose of determining fees calculated as a function of a Portfolio's net assets, the value of the Portfolio's net assets shall be computed as required by the Prospectus, generally accepted accounting principles and resolutions of the Board.

   (c) Unified will from time to time employ or associate with such person or persons as may be appropriate to assist Unified in the performance of this Agreement. Except as otherwise expressly provided in this Agreement, the compensation of such person or persons for such employment shall be paid by Unified and no obligation will be incurred by or on behalf of the Fund in such respect. If any such person or persons are employed or designated as officers by both Unified and the Fund, Unified shall be responsible for the compensation of such person (including travel and other expenses) in their capacity as an employee or officer of Unified, and the Fund shall be responsible for the compensation of such person (including travel and other expenses) in their capacity as an employee or officer of the Fund. If Unified gives permission to one or more of its employees or officers to act as an employee, officer or other agent of the Fund, Unified shall not be responsible for any action or omission of any such person(s) while such person is rendering or deemed to be rendering services to the Fund or acting on business of the Fund.

   (d) Unified will bear all of its own expenses incurred by reason of its performance of the services required under

Unified Fund Services, Inc.      9/9/2004      Eagle Growth Shares, Inc. - 5

this Agreement, except as otherwise expressly provided in this Agreement. The Fund agrees to promptly reimburse Unified for any equipment and supplies specially ordered by or for the Fund through Unified and for any other expenses not contemplated by this Agreement that Unified may incur on the Fund's behalf, at the Fund's request or as consented to by the Fund. Such other expenses to be incurred in the operation of the Fund and to be borne by the Fund, include, but are not limited to: taxes; interest; brokerage fees and commissions; salaries and fees of officers and directors who are not officers, directors, shareholders or employees of Unified or Unified's affiliates; SEC and state Blue Sky registration and qualification fees, levies, fines and other charges; advisory fees; charges and expenses of custodians; insurance premiums including fidelity bond premiums, errors and omissions and directors and officers premiums; auditing and legal expenses; administration related expenses; costs of maintenance of corporate existence; expenses of typesetting and printing of prospectuses and for distribution to current shareholders of the Fund; expenses of printing and production costs of shareholders' reports and proxy statements and materials; costs and expenses of Fund stationery and forms; costs and expenses of special telephone and data lines and devices; costs associated with corporate, shareholder and Board meetings; and any extraordinary expenses and other customary Fund expenses. In addition, Unified may utilize one or more independent pricing services to obtain securities prices and to act as backup to the primary pricing services, in connection with determining the net asset values of the Fund, and the Fund will be charged according to the Fund's share of the cost of such services based upon the actual usage, or a pro-rata estimate of the usage, of the services. The parties acknowledge that the Fund may contract with its own pricing service and cause such information to be timely provided to Unified, and is under no obligation to avail itself of the service(s) contracted by Unified. The Fund retains sole responsibility for the pricing of securities that are not actively traded, and shall similarly be responsible for the valuation of odd lot securities (including bonds), and to the extent Unified shall render assistance in such valuation, the Fund shall bear Unified's costs and pay Unified for its assistance at its normal hourly rate then in effect.

   (e) The Fund may request additional services, additional processing or special reports. Additional services, including third party services, generally will be charged at Unified's standard rates or at such other rate as agreed by the parties. The parties acknowledge that the Fund is under no obligation to avail itself of third party services through Unified, and the Fund is free to choose its own service provider, so long as such choice does not cause additional operational requirements not considered under this Agreement.

   (f) All fees, out-of-pocket expenses or additional charges of Unified shall be billed on a monthly basis and shall be due and payable upon receipt of the invoice. No fees, out-of-pocket expenses or other charges set forth in this Agreement shall be subject to setoff.

   Unified will render, after the close of each month in which services have been furnished, a statement reflecting the charges for such month. Charges remaining unpaid after thirty (30) days shall bear interest at the rate of 1.5% per month (including specific amounts which are contested in good faith by the Fund as provided in the next paragraph, unless such amounts prove not to be payable), and all costs and expenses of effecting collection of any such charges and interest, including reasonable attorney's fees, shall be paid by the Fund to Unified.

   In the event that the Fund is more than sixty (60) days delinquent in its payments of monthly billings in connection with this Agreement (with the exception of specific amounts which are contested in good faith by the Fund as provided below), this Agreement may be terminated upon thirty (30) days' written notice to the Fund by Unified. The Fund must notify Unified in writing of any contested amounts within thirty (30) days of receipt of a billing for such amounts, and the notice shall contain a description of the grounds for the objection sufficient to permit an investigation and determination of its accuracy. Amounts contested in good faith in writing within such 30-day period are not due and payable while they are being investigated; uncontested amounts remain due and payable.

   SECTION 7. PROPRIETARY AND CONFIDENTIAL INFORMATION. Unified agrees on behalf of itself and its employees to treat confidentially and as proprietary information of the Fund, all records and other information relative to the Fund's prior, present or potential shareholders, and to not use such records and information for any purpose other than performance of Unified's responsibilities, rights and duties hereunder. Unified may seek a waiver of such confidentiality provisions by furnishing reasonable prior notice to the Fund and obtaining approval in writing from the Fund, which approval shall not be unreasonably withheld. Waivers of confidentiality are not necessary (and are deemed given) for use of such information for any purpose in the course of performance of Unified's responsibilities, duties and rights hereunder, when Unified may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly

Unified Fund Services, Inc.      9/9/2004      Eagle Growth Shares, Inc. - 6

constituted authorities, with respect to Internal Revenue Service levies, subpoenas and similar actions, and with respect to any request by the Fund.

   SECTION 8. DUTIES, RESPONSIBILITIES AND LIMITATIONS OF LIABILITY.
              -----------------------------------------------------

   (a) The parties agree that this Agreement is a contract for services, and Unified accepts the duties imposed upon it by this Agreement. Unified shall be liable to the Fund in accordance with the laws of the State of Indiana for any breach by Unified of the duties imposed upon it by this Agreement.

   (b) Neither Unified nor any of its officers, directors, partners, employees, shareholders or agents (collectively, the "Unified Parties") shall have any duty to the Fund to discover or attempt to discover any error or mistake (including any continuing error) that occurred or began prior to the date Unified commences performing services hereunder, and Unified is entitled to rely upon, assume the accuracy of, and maintain, continue and carry forward the classifications, conventions, treatments, entries, balances, practices and all other work product and other data of its predecessor service providers; provided, however, that Unified shall promptly notify the

Fund of any errors of its predecessors that it discovers, and the Fund and Unified shall at that time determine how to proceed. Unified shall be entitled to receive, and the Fund shall cause it to receive, the work product of its predecessor service providers.

   (c) In performing its services hereunder, Unified shall be entitled to rely on any oral or written instructions, advice, notices or other communications, information, records and documents (collectively, "Fund Information") from the Fund, its custodian, officers and directors, investors, brokers, investment advisors, agents, legal counsel, auditor and other service providers, including predecessor service providers (excluding in each case, the Unified Parties) (the Fund, collectively with such persons other than the Unified Parties, "Fund Representatives"), which Unified reasonably believes to be genuine, valid and authorized. Unified also shall be entitled to consult with and rely on the advice and opinions of the Fund's auditor and of outside legal counsel retained by the Fund, as may be reasonably necessary or appropriate in Unified's sole judgment, as well as other Fund Representatives, in each case at the expense of the Fund. For all purposes of this Agreement, any person who is an officer, director, partner, employee or agent of a Unified Party, and who is also an officer, director, partner, employee or agent of the Fund, shall be deemed when rendering services to the Fund or acting on any business of the Fund to be acting solely in such person's capacity as an officer, director, partner, employee or agent of the Fund, and shall be deemed when rendering services in fulfillment of Unified's duties hereunder to be acting solely in such person's capacity as an officer, director, partner, employee or agent of Unified.

   (d) Notwithstanding any other provision of this Agreement, the Fund agrees to defend, indemnify and hold Unified and the other Unified Parties harmless from all demands, claims, causes or other actions or proceedings of any nature or kind whatsoever (collectively, "Claims"), expenses, liabilities, debts, costs, losses, reasonable attorneys' fees and expenses, payments, and damages of every nature or kind whatsoever (collectively, "Damages") arising directly or indirectly out of or in connection with:

       (i) the reliance on or use by the Unified Parties of Fund Information which is furnished to any of the Unified Parties by or on behalf of any of the Fund Representatives, including the reliance by Unified upon the historical accounting records and other records of the Fund;

       (ii) any delays, inaccuracies, errors or omissions in or arising out of or attributable to Fund Information which is furnished to any of the Unified Parties by or on behalf of any of the Fund Representatives or to the untimely provision to Unified of such Fund Information;

       (iii) the taping or other form of recording of telephone conversations or other forms of electronic communications with investment advisors, brokers, investors and shareholders, or reliance by Unified on telephone or other electronic instructions of any person acting on behalf of a shareholder or shareholder account for which telephone or other electronic services have been authorized;

       (iv) the reliance on or the carrying out by Unified or its officers or agents of any instructions reasonably believed to be duly authorized, or requests of the Fund, or recognition by Unified of any share certificates that are

Unified Fund Services, Inc.      9/9/2004      Eagle Growth Shares, Inc. - 7
reasonably believed to bear the proper signatures of the officers of the Fund and the proper countersignature of any transfer agent or registrar of the Fund;

       (v) any delays, inaccuracy, errors or omissions in or arising out of or attributable to data or information provided to Unified by data and/or pricing services or any other third party services, including but not limited to escheatment and lost account services, and/or the selection of any service provider, regardless of whether the Fund hires such services itself or instead chooses to utilize the service through Unified;

       (vi) the offer or sale of shares by the Fund in violation of any requirement under the federal securities laws or regulations or the securities laws or regulations of any state or other instrumentality, or in violation of any stop order or other determination or ruling by any federal agency or any state agency with respect to the offer or sale of such shares in such state or instrumentality (1) resulting from activities, actions or omissions by Fund Representatives, or (2) existing or arising out of activities, actions or omissions by or on behalf of the Fund Representatives prior to the earlier of (x) the effective date of this Agreement and (y) the effective date of an agreement between the parties hereto with respect to the subject matter hereof that was in effect prior to the effective date of this Agreement;

       (vii) the noncompliance by the Fund, its investment advisor(s) and/or its distributor with applicable securities, tax, commodities and other laws, rules and regulations;

       (viii) any Claim asserted by any current or former shareholder of the Fund, or on such shareholder's behalf or derivatively by any representative, estate, heir or legatee, agent or other person, in connection with the holding, purchase or sale of shares of the Fund; and

       (ix) with the exception of any Claim for breach of contract arising out of this Agreement, any Claim taken by or on behalf of the Fund against any of the Unified Parties that arises directly or indirectly in connection with this Agreement, or directly or indirectly out of a Unified Party's actions (or failure to act) in connection with this Agreement.

   (e) In any case in which the Fund may be asked to indemnify or hold any Unified Party harmless, the Unified Party will notify the Fund promptly after identifying any circumstance that it believes presents or appears likely to present a demand for indemnification against the Fund and shall keep the Fund advised with respect to all material developments concerning such Claim; provided, however, that the failure to do so shall not prevent recovery by the Unified Party unless such failure causes actual material harm to the Fund. For so long as indemnification payments due under this subparagraph are made to the Unified Party when due, the Unified Party will not confess, compromise or settle any Claim as to which the Fund Party will be asked to provide indemnification, except with the Fund's prior written consent, which consent shall not be unreasonably withheld; provided, however, that the Unified Party shall be entitled to confess, compromise or settle any such Claim in connection with which indemnification payments due under this subparagraph have not been made to such Unified Party when due. Any payments under this subparagraph shall be due upon presentment of substantiation that payment is due from the Unified Party on the item of indemnified Damage (including attorney's fees), and shall bear interest at the rate of 1.5% per month from the date of presentment, plus all costs and expenses of effecting collection of any such payment and interest, including reasonable attorney's fees.

   (f) Each of the Unified Parties, on the one hand, and the Fund, on the other hand, shall have the duty to mitigate Damages for which the other party may become responsible at law and/or in connection with this Agreement. This duty shall include giving such other party every reasonable opportunity to correct or ameliorate any error or other circumstance that caused, resulted in or increased such Damages, and every reasonable opportunity to assist in such mitigation. The parties acknowledge that the proper accounting, tax or other treatment of an event or matter can be susceptible to differing opinions among reputable practitioners of appropriate expertise, both as to events and transactions that are complete and as to the most efficient remediation of events and transactions that have resulted or may result in Damages. It is the intention of the parties that events and transactions be treated and reported in a legitimate manner that gives rise to the smallest amount of Damages, and that any remediation or corrective action selected be that which gives rise to the smallest amount of Damages. Accordingly and notwithstanding any other provision of this Agreement, as to any matter where any portion of Damages arises in connection with (or is determined by reference to, or caused or increased by) the accounting or tax treatment of such matter,

Unified Fund Services, Inc.      9/9/2004      Eagle Growth Shares, Inc. - 8

no recovery for any amount of Damages in connection with such matter shall be had by any party to (or beneficiary of) this Agreement if an alternative characterization, manner of treatment, reporting or remediation of such item or amount (that tends to mitigate such Damages) is or was possible and such alternative is or was, in the written opinion of any reputable practitioner of appropriate expertise, more likely than not a proper alternative (such opinion to be rendered in customary form, subject to customary assumptions and representations); provided however, that the provisions of this sentence shall not apply and recovery of such Damages will not be precluded if and only if (i) the person seeking or who may have sought to recover Damages (the "Damaged Party") provided the party against whom recovery is or may have been sought (the "Potentially Responsible Party") written notice bearing the bold heading "Notice of Potential Claim for Damages," identifying this Agreement, and describing the nature of the potential Claim and the subject matter of the required opinion, (ii) such notice is sent by certified mail and actually delivered to the Potentially Responsible Party within fourteen (14) days after the Damaged Party first discovers the alleged error, (iii) the Damaged Party fully and promptly cooperates in the attempts of the Potentially Responsible Party to obtain such an opinion, and (iv) no such opinion is obtained within sixty (60) days after delivery of such notice; and provided further, if such an opinion is obtained on or before the end of the 60-day period described above, recoverable Damages shall be limited to those that would be recoverable if such alternative characterization, manner of treatment, reporting or remediation were implemented. If an opinion described in the preceding sentence is obtained by the Potentially Responsible Party, the Damaged Party shall bear the cost of such opinion.

   (g) NOTWITHSTANDING ANY OTHER PROVISION IN THIS AGREEMENT, IN NO EVENT SHALL ANY UNIFIED PARTY BE LIABLE UNDER ANY THEORY OF TORT, CONTRACT, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR EXEMPLARY, PUNITIVE, SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES IN CONNECTION WITH

THIS AGREEMENT, EACH OF WHICH DAMAGES IS HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE. NOTWITHSTANDING ANY OTHER PROVISION IN THIS AGREEMENT, THE CUMULATIVE LIABILITY OF THE UNIFIED PARTIES FOR DAMAGES THAT ARISE DIRECTLY OR INDIRECTLY IN CONNECTION WITH THIS AGREEMENT, OR THAT ARISE DIRECTLY OR INDIRECTLY OUT OF A UNIFIED PARTY'S ACTIONS (OR FAILURE TO ACT) IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE FORM OF ACTION OR LEGAL THEORY, SHALL NOT EXCEED THE LESSER OF (i) $1,000,000.00 AND (ii) THE FEES EARNED BY UNIFIED DURING THE 24-MONTH PERIOD IMMEDIATELY PRIOR TO THE DATE SUCH DAMAGES WERE INCURRED. THE FUND UNDERSTANDS THIS LIMITATION UPON THE UNIFIED PARTIES' DAMAGES TO BE A REASONABLE ALLOCATION OF RISKS (BOTH INSURABLE AND OTHER RISKS), AND FUND EXPRESSLY CONSENTS TO SUCH ALLOCATION OF RISK. THE FUND AND THE UNIFIED PARTIES AGREE THAT DAMAGES LIMITATIONS AND INDEMNIFICATIONS SET FORTH IN THIS
SECTION 8 SHALL APPLY TO ANY ALTERNATIVE REMEDY ORDERED BY AN ARBITRATION PANEL, COURT OR OTHER TRIER OF FACT IN THE EVENT ANY TRIER OF FACT DETERMINES THAT THE EXCLUSIVE REMEDIES PROVIDED IN THIS AGREEMENT FAILS OF ITS ESSENTIAL PURPOSE.

   (h) Except for remedies that cannot be waived as a matter of law and injunctive relief, the remedies provided in this Section 8 shall be the Fund's sole and exclusive remedies for Claims and Damages that arise directly or indirectly in connection with this Agreement, or directly or indirectly out of a Unified Party's actions (or failure to act) in connection with this Agreement.

   SECTION 9. TERM. This Agreement shall become effective on the date first herein above written. This Agreement may be modified or amended from time to time by mutual agreement between the parties hereto. This Agreement shall continue in effect unless terminated by either party on at least 90 days' prior written notice. With the sole exception of the 30-day termination described in Section 6(f) and the 90-day terminations provided in this
Section 9, no other event (including any purported or actual breach) shall result in termination of this Agreement, and the date of termination shall be the earlier of the last day of the applicable notice period and the date of any merger, liquidation of the Fund or other transaction of the Fund whereunder Unified does not provide services to the surviving entity, if any, under this Agreement. On the date of termination, the Fund shall pay to Unified all fees, compensation and other charges as shall be accrued or due (or would accrue and become due) under the terms of this Agreement through the last day of the applicable notice period. Unified shall cease providing services upon the date of termination, except as otherwise provided in this
Section 9.

Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 9

   On the date of termination,, the Fund agrees to pay termination/conversion fees simultaneous with the transfer of all Fund records to the Fund or to the successor mutual fund service provider(s), for the expenses incurred in connection with the retrieval, compilation and movement of books, records and materials relative to the deconversion or conversion of Fund records to the Fund or the successor mutual fund service provider, the closing of Unified's records (and/or services related to the liquidation or other transaction), and other services related to termination of Unified's services. Such fee shall not be subject to any setoffs of any nature. In addition, the Fund agrees to pay for all conversion tape set-up fees, test conversion preparation and processing fees and final conversion fees, none of which shall be subject to any setoff.

   On the date of termination and upon payment of all amounts due and payable under this Agreement without setoff (excluding only those amounts not then due and payable under Section 6(f); provided, however, that the termination/conversion fees described in this Section 9 shall be paid without setoff notwithstanding any dispute), Unified agrees to provide the Fund with the complete transfer agency and fund accounting records in its possession and to assist the Fund in the orderly transfer of accounts and records. Without limiting the generality of the foregoing, subject to the preceding sentence, Unified agrees that upon termination of this Agreement:

   (a) to deliver to the Fund or to the successor mutual fund service provider(s), computer media containing the Fund's accounts and records together with such record layouts and additional information as may reasonably be necessary to enable the successor mutual fund service provider(s) to utilize the information therein;

   (b) to reasonably cooperate with the successor mutual fund service provider(s) in the interpretation of the Fund's account and records;

   (c) to forward all shareholder calls, mail and correspondence to the new mutual fund service provider(s) upon deconversion; and

   (d) to act in good faith to make the conversion as smooth as possible for the successor mutual fund service provider(s) and the Fund.

   SECTION 10. NOTICES. Any notice required or permitted hereunder shall be in writing and shall be deemed to have been given and effective when delivered in person or by certified mail, return receipt requested, at the following address (or such other address as a party may specify by notice to the other):

   (a) If to the Fund, to:

       Eagle Growth Shares, Inc.
       1200 North Federal Highway, Suite 424
       Boca Raton, Florida 33432
       Attention: President

   (b) If to Unified, to:

       Unified Fund Services, Inc.
       431 North Pennsylvania Street
       Indianapolis, Indiana 46204
       Attention: Chief Executive Officer

   Notice also shall be deemed given and effective upon receipt by any party or other person at the preceding address (or such other address as a party may specify by notice to the other) if sent by regular mail, private messenger, courier service, telex, facsimile, or otherwise, if such notice bears on its first page in 14 point (or larger) bold type the heading "Notice Pursuant to Mutual Fund Services Agreement."

   SECTION 11. ASSIGNMENT; NONSOLICITATION; AND OTHER CONTRACTS. This Agreement may not be assigned or otherwise transferred by either party hereto, without the prior written consent of the other party, which consent shall not be

Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 10
unreasonably withheld; provided, however, that Unified may, in its sole discretion and upon notice to the Fund, assign all its right, title and interest in this Agreement to an affiliate, parent or subsidiary, or to the purchaser of substantially all of its business. Unified may, in its sole discretion, engage subcontractors to perform any of its duties contained in this Agreement, provided that Unified shall remain responsible to the Fund for all such delegated duties in accordance with the terms and conditions of this Agreement, in the same manner and to the same extent as if Unified were providing such services itself. During the term of this Agreement and for a period of one (1) year following the termination of this Agreement, the Fund shall not, and shall not cause suffer or permit any affiliate, to recruit, solicit, employ or engage, for the Fund or others, any Unified Party, without Unified's written consent. The Fund shall not require or expect Unified to enter into any agreements for the Fund's direct or indirect benefit, including any sales, servicing or other similar agreements, that expose Unified to any liability that is greater than the liability it is undertaking in this Agreement.

   SECTION 12. INTENDED BENEFICIARIES. This Agreement shall be binding upon the Fund, Unified and their respective successors and assigns, and shall inure to the benefit of the Fund, Unified, the Unified Parties, their respective heirs, successors and assigns. Nothing herein expressed or implied is intended to confer upon any person not named or described in the preceding sentence any rights, remedies, obligations or liabilities under or by reason of this Agreement.

   SECTION 13. ARBITRATION. Notwithstanding any provision of this Agreement to the contrary, any claim or controversy arising out of or in any manner relating to this Agreement, or breach hereof, which cannot be resolved between the parties themselves, shall be settled by arbitration administered by the American Arbitration Association in Indianapolis, Indiana in accordance with its rules applicable to commercial disputes. The arbitration panel shall consist of three arbitrators selected from list(s) of candidates provided by the American Arbitration Association. One party to the dispute shall be entitled to appoint one arbitrator and the other party to the dispute shall be entitled to appoint one arbitrator. The third arbitrator, who shall be an attorney in good standing who is licensed to practice law in the State of Indiana and devotes more than one-half of his or her professional time to the practice of commercial law in the area of contracts and/or commercial transactions, shall be chosen by the two arbitrators so appointed. If any party fails to appoint its arbitrator or to notify the other party of such appointment within thirty (30) days after the institution of arbitration proceedings, such other party may request the President of the American Arbitration Association to appoint such arbitrator on behalf of the party who so failed. If the two arbitrators appointed by (or on behalf of) the parties fail to appoint such third arbitrator, or fail to notify the parties to such proceedings of such appointment, within thirty (30) days after the appointment of the later of such two arbitrators to be appointed by (or on behalf of) the parties, any party may request such President to appoint such third arbitrator. The President of the American Arbitration Association shall appoint such arbitrator or such third arbitrator, as the case may be, within thirty (30) days after the making of such request. The parties hereby agree that judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The parties acknowledge and agree that the performance of the obligations under this Agreement necessitates the use of instrumentalities of interstate commerce and, notwithstanding other general choice of law provisions in this Agreement, the parties agree that the Federal Arbitration Act shall govern and control with respect to the provisions of this Section 13.

   SECTION 14. WAIVER. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver nor shall it deprive such party of the right thereafter to insist upon strict adherence to that term or any term of this Agreement. Any waiver must be in writing signed by the waiving party.

   SECTION 15. FORCE MAJEURE. Unified shall not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its control, including without limitation, acts of God, earthquake, fires, floods, failure or fluctuations in electrical power, wars, acts of terrorism, acts of civil or military authorities, governmental actions, nonperformance by a third party or any similar cause beyond the reasonable control of Unified, failures or fluctuations in telecommunications or other equipment, nor shall any such failure or delay give the Fund the right to terminate this Agreement.

   SECTION 16. USE OF NAME. The Fund and Unified agree not to use the other's name nor the names of such other's affiliates, designees, or assignees in any prospectus, sales literature, or other printed material written in a manner not previously, expressly approved in writing by the other or such other's affiliates, designees, or assignees except where required by the SEC or any state agency responsible for securities regulation.

   SECTION 17. AMENDMENTS. This Agreement may be modified or amended from time to time by mutual written agreement between the parties. No provision of this Agreement may be changed, discharged or terminated orally, but only by

Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 11

an instrument in writing signed by the party against which enforcement of the change, discharge or termination is sought.

   SECTION 18. SEVERABILITY. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law to any person or circumstance, such provision shall be ineffective only to the extent of such prohibition or invalidity. In the event that any one or more of the provisions contained in this Agreement or any application thereof shall be invalid, illegal or unenforceable in any respect or to any extent, the validity, legality or enforceability of the remaining provisions of this Agreement and any other application of such invalid provision shall not in any way be affected or impaired thereby.

   SECTION 19. HEADINGS; PRONOUNS; CERTAIN PHRASES; RULES OF CONSTRUCTION. The headings in the sections and subsections of this Agreement are inserted for convenience only and in no way alter, amend, modify, limit or restrict the contractual obligations of the parties. Wherever used in this Agreement, masculine, feminine and neuter pronouns shall be deemed to include the other genders. Singular pronouns and nouns (including defined terms) shall be deemed to include the plural (and vice versa) as the context may require, but shall have no effect upon the nature of a party's liability as joint or several. The Exhibits to this Agreement are hereby incorporated by reference as if fully set forth in this Agreement. Wherever used in this Agreement, the phrase "in connection with" shall be given the broadest possible interpretation, and shall include matters (without limitation) that are in whole or part caused by, relate to, arise out of, are attributable to, or would not have occurred in the absence of circumstances created by, the referent or object of such phrase. Each party acknowledges that it was represented by legal counsel in connection with the review and execution of this Agreement, or that it had an adequate opportunity to engage counsel for such review and chose not to do so. The sole duties that Unified is accepting in return for the fees and other remuneration hereunder are expressly set forth herein. No exoneration of liability for a duty or other indemnification or limitation shall be construed, by negative implication or otherwise, to imply the existence of any duty. For example and without limitation, indemnification of Unified for a failure of an investment advisor to timely deliver trade tickets (or failure of any other third party to timely deliver accurate Fund Information) shall not be construed to imply that Unified has a duty to supervise such service provider or prevent a recurrence of such failure.

   SECTION 20. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

   SECTION 21. NO STRICT CONSTRUCTION. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

   SECTION 22. ENTIRE AGREEMENT; SURVIVAL; GOVERNING LAW. This Agreement, the Exhibits hereto and any subsequent amendments of the foregoing embody the entire understanding between the parties with respect to the subject matter hereof, and supersedes all prior negotiations and agreements between the parties relating to the subject matter hereof; PROVIDED, HOWEVER, THAT IF AN AGREEMENT BETWEEN THE PARTIES HERETO WITH RESPECT TO THE SUBJECT MATTER HEREOF WAS IN EFFECT IMMEDIATELY PRIOR TO THE EFFECTIVE DATE OF THIS AGREEMENT (THE "PREDECESSOR AGREEMENT"), THEN THE PROVISIONS CONTAINED IN
SECTION 8 OF THE PREDECESSOR AGREEMENT (RELATING TO INDEMNIFICATION AND OTHER RISK ALLOCATION MATTERS) SHALL, IN RESPECT OF ALL PERIODS PRIOR TO THE EFFECTIVE DATE OF THIS AGREEMENT ("PRIOR PERIODS"), SURVIVE AND REMAIN IN EFFECT TO THE SAME EXTENT AND IN THE SAME MANNER AS SUCH PROVISIONS WOULD HAVE APPLIED IN RESPECT OF PRIOR PERIODS HAD THE PREDECESSOR AGREEMENT NOT BEEN SUPERSEDED BY THIS AGREEMENT. The provisions of Sections 6 through 21, inclusive, shall survive any termination of this Agreement. This Agreement shall be governed by and construed and interpreted according to the internal laws of the State of Indiana, without reference to conflict of law principles.

                          [Signature Page Follows]

Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 12

   IN WITNESS WHEREOF, the parties hereto have caused this Mutual Fund Services Agreement to be signed by their respective duly authorized officers as of the day and year first above written.

   EAGLE GROWTH SHARES, INC.

   By: /s/Ronald F. Rohe                                Date  9-13-04
      --------------------------------------                 --------

   Print Name: Ronald F. Rohe
              ------------------------------

   Title:      Treasurer
         -----------------------------------

   Attest: /s/Keith A. Edelman
          ----------------------------------

   UNIFIED FUND SERVICES, INC.

   By: /s/David A. Bogaert                              Date  9/30/04
      --------------------------------------                 --------

   Print Name: David A. Bogaert
              ------------------------------

   Title: Senior Vice President
         -----------------------------------


   By: /s/William H Young                               Date  10-4-04
      --------------------------------------                 --------

   Print Name: William H Young
              ------------------------------

   Title: CEO
         -----------------------------------

   Attest: /s/ Cathy Harper
          ----------------------------------


Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 13



                                  EXHIBIT A
                                     to
                       Mutual Fund Services Agreement

                             List of Portfolios
                             ------------------

Eagle Growth Shares, Inc.




Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 14

                                  EXHIBIT B
                                     to
                       Mutual Fund Services Agreement


               General Description of Fund Accounting Services
               -----------------------------------------------


The following is a general description of the accounting services Unified shall provide or make available to the Fund:

I. GENERAL DESCRIPTION

A. Maintain the books and records and accounting controls for the Fund's assets, including records of all securities transactions and payments of Fund expenses.

B. Calculate each Portfolio's net asset value in accordance with the Prospectus and (once the Portfolio meets eligibility requirements) transmit to NASDAQ and to such other entities as directed by the Fund.

C. Provide the Administrator with the requested reports and information deemed necessary to calculate dividend and capital gain distributions in accordance with distribution policies detailed in the Prospectus. Assist, if requested, the Fund management in making final determinations of distribution amounts.

D. Assist the Fund's independent public accountants or other professionals in the preparation and filing of the Fund's Federal tax return on Form 1120-RIC along with all state and local tax returns where applicable. Assist in the preparation and filing of the Federal Excise Tax Return (Form 8613).

E. Account for dividends, interest and corporate actions received by the Fund.

F. Assist the Administrator in the preparation of Fund expense projections and establishing accruals.

G. Produce transaction data, financial reports and such other periodic and special reports as the Board may reasonably request.

H. Liaison with the fund's independent public accountants.

I. Monitor and administer arrangements with the Fund's custodian and depository banks.

Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 15

                                  EXHIBIT C
                                     to
                       Mutual Fund Services Agreement


               General Description of Transfer Agency Services
               -----------------------------------------------

The following is a general description of the transfer agency services Unified shall provide or make available to the Fund:

I. GENERAL DESCRIPTION

A  Provide a recordkeeping system that supports front-end load, back-end load
   (CDSC), no-load and redemption fee funds.

B. Provide asset allocation functionality including rebalancing of shareholder accounts.

C. Establish and maintain shareholder accounts and records, including, but not limited to, address, dividend option, taxpayer identification numbers and wire instructions.

D. Process shareholder transactions (purchase, redemption and exchange orders), received in good form and in accordance with the Fund's prospectus.

E. Process transfers of shares, received in good form, in accordance with shareholder instructions.

F. Execute transactions directly with broker-dealers, investment advisers and other institutions acting on behalf of investors as authorized by the Distributor.

G. Calculate amounts due under 12b-1 and/or service plans and provide reports.

H. Issue confirmations in compliance with Rule 10b-10 under the Securities Exchange Act of 1934, as amended (the "1934 Act").

I. Issue monthly, quarterly or annual statements as agreed upon with the Fund.

J. File IRS forms 1099, 5498, and 1042-S with shareholders and/or the IRS. File IRS forms 1042 and 945 with the IRS. The 1042 and 945 filings are made by Unified on behalf of the Fund only if Unified has the authority and means to access the Fund bank accounts to facilitate the required payments to the IRS.

K. Perform such services as are required to comply with Rules 17a-24 and 17Ad-17 of the 1934 Act (the "Lost Shareholder Rules").

L. Record the issuance of shares and maintain pursuant to Rule 17Ad-10(e) of the 1934 Act a record of the total number of shares of the Fund which are authorized, based upon data provided to it by the Fund, and issued and outstanding.

M. Process and transmit payments for dividends and distributions declared by the Fund, after deducting any amount required to be withheld by any applicable laws, rules and regulations and in accordance with shareholder instructions.

N. Provide access to NSCC's Fund/SERV and Networking. Additional functionality may be available and supported as an optional service.

O. Provide a Blue Sky system that will enable the Fund to monitor the total number of shares of the Fund sold in each state. In addition, the Fund or its agent, including Unified, shall identify to Unified in writing those transactions and assets to be treated as exempt from the Blue Sky reporting for each state. The responsibility of Unified for the Fund's Blue Sky state registration status is solely limited to the initial compliance by the Fund and the reporting of such transactions to the Fund or its agent.

Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 16


P. Answer correspondence from shareholders, broker-dealers, and others relating to the Fund and such other correspondence as may from time to time be mutually agreed upon.

Q. Establish procedures and controls designed to mitigate risk to the Fund which are compliant with applicable SEC regulations. Unified reserves the right to implement policies not governed by SEC regulation or the Fund's prospectus.

Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 17



                                  EXHIBIT D
                                     to
                       Mutual Fund Services Agreement


                        Unified AML Program Services
                        ----------------------------

In each case where notification to the Fund is required pursuant to Unified's obiligations as described below, such notification shall be provided to the Fund's chief compliance officer ("CCO") and, if a different person, the Fund's anti-money laundering compliance officer ("AML Compliance Officer"). In accordance with Section 5(a)(iii) of the Agreement, Unified shall:

   A. Implement the Unified AML Program on behalf of the Fund;

   B. Take all reasonable measures to ensure that the Unified AML Program, as implemented by Unified on behalf of the Fund, is reasonably designed to: (i) prevent, detect and report suspected money laundering activity; and (ii) achieve compliance with the Applicable AML Laws with respect to the Fund;

   C. Amend the Unified AML Program from time to time to ensure that the Unified ML Program fully satisfies the various regulatory requirements under the Applicable AML Laws as may be applicable to the Fund;

   D. Develop and implement a customer identification program that fully complies with the Applicable AML Laws, including the regulatory requirements established pursuant to Rule 0-11 under the 1940 Act and 31 CFP Section 103.131;

   E. Implement procedures that are reasonably designed to monitor shareholder and account activity with respect to the Fund and to detect suspicious activity that may be associated with money laundering;

   F. Provide to the Fund prompt written notification of any transaction or combination of transactions that Unified reasonably believes may involve money laundering activity in connection with the Fund or any shareholder of the Fund;

   G. Provide to the Fund prompt written notification of any customer(s) that Unified reasonably believes to be engaged in money laundering activity; provided, however, the Fund agrees not to communicate this information to the customer;

   H. Provide to the Fund prompt written notification of any other activity involving the Fund, whether related to an existing shareholder, a potential investor, or otherwise, that Unified reasonably believes may warrant a submission of a "Suspicious Activity Report," as defined in and in accordance with the Applicable AML Laws;

   I. Promptly provide to the Fund any reports, notices, inquiries, requests for information or other communications received by Unified from any government agency or self-regulatory organization pertaining to the Unified AML Program or Unified's anti-money laundering activities on behalf of the Fund (each, an "AML Notice"_;

   J. Provide to the Fund prompt written notification and written documentation with respect to any action taken in response to each AML Notice;

   K. Provide for annual independent testing of the Unified AML Program by knowledgeable personnel (other than those persons who are officers, employees or agents of Unified and who are primarily responsible for implementing the Unified AML Program);

   L. Provide to the Fund a summary report regarding the results of the annual audit referenced above;

   M. Provde other reports on the Unified AML Program as may be mutually agreed to from time to time by Unified and the Fund, the CCO or the AML Compliance Officer;

   N. Maintain and safeguard all documents, information and data relating to the Unified AML Program implemented on

Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 18

behalf of the Fund in accordance with the Applicable AML Laws, including, at a minimum: (i) the information required to be maintained pursuant to Section 352 of the USA PATRIOT Act of 2001 and any implementing regulations thereunder; and (ii) the information required to be maintained under 31 CFR
Section 103.131 (collectively, the "AML Records");

   O. Permit access to and inspection of the AML Records by the following persons: (i) the CCO; (ii) the AML Compliance Officer; (iii) the Fund's independent public accountant; (iv) regulatory or law enforcement authorities; and (v) other persons as may be reasonably requested by the Fund;

   P. Monitor statutory and requlatory requirements regarding anti-money laundering requirements and procedures, and amend the Unified AML Program to comply with such requirements; and

   Q. During the term of this Agreement, provide the Board with an annual certification, representing that: (i) the Unified AML Program is reasonably designed to prevent, detect and report incidents of money laundering or suspiciousactivity that may be related to money laundering with respect to the Fund or its shareholders; (ii) with respect to the duties delegated by the Fund to Unified herein, the Unified AML Program is reasonably designed to ensure that the Fund is in compliance with the Applicable AML Laws; and (iii) Unified has fully implemented the Unified AML Program on behalf of the Fund and that Unified will continue to perform the specific duties under the Unified AML Program in accordance with the Applicable AML Laws and the terms of this Agreement.



Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 19


                                  EXHIBIT E
                                     to
                       Mutual Fund Services Agreement


                         TRANSFER AGENCY FEE SCHEDULE

The prices contained herein are effective for twelve months from the execution date of the Mutual Fund Services Agreement.

I NEW FUND START-UP/EXISTING FUND CONVERSION FEE
------------------------------------------------------------------------------

... New fund establishment; manual conversion   - $2,500 per portfolio.
... Electronic conversion                       - $1.50 per shareholder
account
                                                 for no-load funds or
- $3.00 per shareholder account
  for load fund, CDSC or
                                                 redemption fee funds


- A load fund is defined as any fund with front-end load, CDSC or redemption fee.
- Electronic conversions are subject to a minimum fee which is the greater of $2,500 per fund or $5,000 per conversion.

II STANDARD BASE FEES FOR STANDARD BASE SERVICES
------------------------------------------------------------------------------

Base Fees<F1>* are the greater of the annual minimum or the per account charge as follows:

... Initial Portfolio / Additional Portfolio      - $15,000 per year

... Additional Share Class                        - $ 9,000 per year

... Equity/Bond Funds                             - $15.00 per year

... Money Market Funds                            - $18.00 per year

<F1>Discount based on average net assets per portfolio and/or share class per month:

             $0 - $2 Million 30%
             $2 - $5 Million 20%
             $5 Plus Million  0%

*Base Fees do not include Out-Of-Pocket expenses and include but are not limited to: form design and printing, statement production, envelope design and printing, postage and handling, shipping, telephone charges, bank fees, NSCC charges, record storage, and all other expenses incurred on behalf of the Fund. Additional fees not contemplated in this schedule will be negotiated on a per occurrence basis.

III NSCC INTERFACES
------------------------------------------------------------------------------

... Fund/Serv and Networking set-up               - $1,000 per occurrence
... Fund/Serv and Networking processing           - $500 per month per trust
... Comm/Serv processing                          - $250 per month per trust
... Fund/Serv transactions                        - $0.35 per trade


IV ANTI-MONEY LAUNDERING - CUSTOMER IDENTIFICATION PROGRAM (PATRIOT ACT) FEES
------------------------------------------------------------------------------

... New Account Service Fee                       - $3.00 per account
... Research                                      - $5.00 per account
... Suspicious Report Filing                      - $25.00 per report


Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 20


V ADDITIONAL FEES FOR SERVICES OUTSIDE THE STANDARD BASE
------------------------------------------------------------------------------

... Closed Account Fee                        - $0.50 per account per month
                                               ($6.00 per year)
... Lost Account Research                     - $3.00 per search
... Statement/Check Copies                    - $5.00 per item (Billed to
                                               shareholder account)
... IRA Account Annual Maintenance            - $15.00 per account
... Mailing of semi-annual and annual reports - External Vendor - Pass through ... Mailing of semi-annual and annual reports - Internal Mailing - $1.00 per item

... Fulfillment                               - $1.00 per item
... 12b-1/Shareholder Services Fee Payments   - $0.25 per account per
                                               processing; ($250 minimum)
... Shareholder labels/files for mailings     - $.05 each ($100 minimum per
run)
... Offline Shareholder Research              - $25 per hour (1 hour minimum,
                                               billed to shareholder)
... AD-HOC Report Generation                  - $100 per report
... Systems Programming or Custom Data
   Extractions:
   .. Management                             - $150 per hour
   .. Programmers                            - $200 per hour
   .. Third Party Vendor                     - Quoted On Per Need Basis

VI REPRICING
------------------------------------------------------------------------------

There will be a $200.00 per day minimum fee/rerun charge when the nightly processing has to be repeated due to incorrect NAV or dividend information produced by Unified due to incorrect or untimely information provided by an Advisor or its Agent.

Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 21



                         FUND ACCOUNTING FEE SCHEDULE
                         ----------------------------

The prices contained herein are effective for twelve months from the execution date of the Mutual Fund Services Agreement.

I NEW FUND START-UP/EXISTING FUND CONVERSION FEE
------------------------------------------------------------------------------

... New fund establishment                   - $1,500 per portfolio.
... Electronic conversion                    - $5,000 minimum fee

II STANDARD FEE*
------------------------------------------------------------------------------

0.04% for the first $50 million in combined average net assets* per year; 0.03% from $50 million to $100 million in combined average net assets*
      per year;
0.02% from $100 million to $240 million in combined average net assets*
      per year;
0.01% over $240 million in combined average net assets* per year.

Out of Pocket Fees: Fees charged for outside pricing services and all accompanying administrative expenditures.

*Combined average net assets represents the combined average net assets of all funds in which Baxter Financial Corporation serves as administrator and Unified Fund Services serves as the fund accounting agent ("the Funds"). The Funds are subject to a total annual minimum of $40,000<F1> that will be allocated to each fund based on its average net assets. Fees are billed on a monthly basis.

<F1>The following discounts shall be applied to the total annual minimum with a monthly average net asset value less than $5 million:

   $0 - $2 Million $6,000
   $2 - $5 Million $4,000
   $5 Million Plus 0%

III STANDARD REPORTS AVAILABLE
------------------------------------------------------------------------------

Daily Reports
--------------

A. General Ledger Reports
   1. Trial Balance Report
   2. General Ledger Activity Report

B. Portfolio Reports
   1. Portfolio Report
   2. Tax Lot Report
   3. Purchase Journal
   4. Sell/Maturity Journal
   5. Amortization/Accretion Report
   6. Maturity Projection Report

C. Pricing Reports
   1. Pricing Report
   2. Pricing Report by Market Value
   3. Pricing Variance by % Change
   4. NAV Report
   5. NAV Proof Report
   6. Money Market Pricing Report

D. Accounts Receivable/Payable Reports

Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 22


   1. Accounts Receivable for Investments Report
   2. Accounts Payable for Investments Report
   3. Interest Accrual Report
   4. Dividend Accrual Report

E. Other Reports
   1. Dividend Computation Report
   2. Cash Availability Report
   3. Settlement Journal

IV STANDARD REPORTS AVAILABLE (CONTINUED)
------------------------------------------------------------------------------

Monthly Reports
----------------

A. Standard Reports
   1. Cost Proof Report
   2. Transaction History Report

   3. Realized Gain/Loss Report
   4. Interest Record Report
   5. Dividend Record Report
   6. Broker Commission Totals
   7. Broker Principal Trades
   8. Shareholder Activity Report
   9. SEC Yield Calculation Work Sheet (fixed-income funds only)

V OPTIONAL SERVICES AVAILABLE - INITIAL (FOR DESIRED SERVICES)
------------------------------------------------------------------------------

__________ Additional portfolio sub-adviser fee   - $10,000 per portfolio
__________ Multiple custodian fee                 - $5,000 per fund group
__________ GNMA securities fee                    - $2,500 per portfolio
__________ S.E.C. audit requirements              - Pass through

VI SPECIAL MAINTENANCE FEES
------------------------------------------------------------------------------

... Non-Routine Investment Processing:  - $500 per month for the first type;
      .. Short Sales                     $250 per month for each additional.
      .. Options                         ($1000 maximum per month)
      .. Futures
... Additional Brokers Used For         - $500 per month for each additional
   Short Sales                           broker used in excess of one
... High Trade Volume                   - $2 per trade for each trade in
                                         excess of 100 trades per month
                                         per portfolio
... Illiquid/Manually-Priced Securities - $100 per month for each security requiring Pricing Committee review

VII REPORT GENERATION FEES
------------------------------------------------------------------------------

... AD-HOC Report Generation                      - $75.00 per report
... Non-System Generated Reports                  - $75.00 per occurrence
... Dissemination of NAV Information To Third-    - $25 per month for each
   Party Recipients, e.g., NASDAQ,                 recipient in excess of
   Morningstar, Lipper                             three
... Reruns                                        - $75.00 per run
... Extract Tapes                                 - $110.00 plus

VIII SYSTEMS PROGRAMMING LABOR CHARGES
------------------------------------------------------------------------------

Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 23

... System Support Representatives               - $100.00 per hour
... Programmers, Consultants or Department Heads - $125.00 per hour
... Officers                                     - $150.00 per hour

IX REPRICING CHARGES
------------------------------------------------------------------------------

For incorrect or untimely information provided by an Advisor or its Agent, Unified will charge $200.00 per day for each day that a portfolio is repriced. Unified reserves the right to charge $25 per occurrence for each information change where repricing is not required, but additional work processes must be performed or repeated, e.g., incorrect/late trade ticket.

X DE-CONVERSION FEES
------------------------------------------------------------------------------

De-Conversion fees will be subject to additional charges commensurate with particular circumstances and dependent upon scope of problems.

Unified Fund Services, Inc.      9/9/2004     Eagle Growth Shares, Inc. - 24

                                  Law Office

                    Stradley, Ronon, Stevens & Young, LLP

                           2600 One Commerce Square
                    Philadelphia, Pennsylvania 19103-7098
                               (215) 564-8000

Direct Dial: (215) 564-8027


                               January 28, 2005



Board of Directors
Eagle Growth Shares, Inc.
1200 North Federal Highway
Suite 424
Boca Raton, FL  33432

Gentlemen:

   We have examined the Articles of Incorporation of Eagle Growth Shares, Inc. (the "Fund"), a corporation organized under Maryland law, and its by-laws, both as amended to date, the registration statement ("Registration Statement") filed by the Fund under the Securities Act of 1933, as amended (the "Securities Act"), and such records of the various pertinent corporate proceedings as we deem material to this opinion. As of the date hereof, the Fund is authorized to issue an aggregate of 10,000,000 shares of common stock, of a par value of $.10 per share.

   The Fund has filed, with the U.S. Securities and Exchange Commission, the Registration Statement under the Securities Act, which Registration Statement is deemed to register an indefinite number of shares of the Fund pursuant to the provisions of Section 24(f) of the Investment Company Act of 1940, as amended (the "Investment Company Act"). You have further advised us that the Fund has filed, and each year hereafter will timely file, a Notice pursuant to Rule 24f-2 under the Investment Company Act, perfecting the registration of the shares sold by the Fund during each fiscal year during which such registration of an indefinite number of shares remains in effect.

   You have also informed us that the shares of the Fund have been, and will continue to be, sold in accordance with the Fund's usual method of distributing its registered shares, under which prospectuses are made available for delivery to offerees and purchasers of such shares in accordance with Section 5(b) of the Securities Act.

   Based upon the above-described examination, it is our opinion that, as long as the Fund remains a corporation in good standing under the laws of the state of Maryland, and the registration of an indefinite number of shares of the Fund remains effective, the authorized but unissued shares of stock of the Fund, when issued for the consideration established by the board of directors, as described in the Registration Statement, and subject to compliance with Rule 24f-

Board of Directors
Eagle Growth Shares, Inc.
January 28, 2005




2 under the Investment Company Act, will be, under the law of the state of Maryland, legally issued, fully-paid, non-assessable outstanding shares of common stock of the Fund.

   We hereby consent to the use of this opinion, in lieu of any other, as an exhibit to the Registration Statement, along with any amendments thereto, covering the registration of the shares of the Fund under the Securities Act and the applications, registration statements or notice filings, and any amendments thereto, filed in accordance with the securities laws of the several states in which shares of the Fund are offered, and we further consent to reference in the Registration Statement to us as legal counsel, who have rendered this opinion concerning the legality of the issuance of the shares of common stock of the Fund.


                                        Very truly yours,

                                        STRADLEY, RONON, STEVENS & YOUNG, LLP


                                        By:  /s/ Mark A. Sheehan
                                           --------------------------
                                           Mark A. Sheehan, a Partner

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS




We hereby consent to the incorporation by reference in the Statement of Additional Information (Part B) of this amended Registration Statement on Form N-1A of our report dated December 17, 2004 (except for Note 6 as to which the date is December 28, 2004) relating to financial statements of Eagle Growth Shares, Inc. for the year ended November 30, 2004. We also consent to the reference to our report under the heading "Financial Highlights" in such amended Registration Statement.




                                   /s/BRIGGS, BUNTING & DOUGHERTY, LLP
	                                BRIGGS, BUNTING & DOUGHERTY, LLP


Philadelphia, Pennsylvania
January 26, 2005

                     PHILADELPHIA FUND, INC.
                    EAGLE GROWTH SHARES, INC.

                        CODE OF ETHICS
                        --------------

General
-------
            This Code of Ethics of Philadelphia Fund, Inc. and Eagle Growth Shares, Inc., which are registered investment companies, is revised as of June 14, 2004. This Code of Ethics is adopted and administered in accordance with the requirements of Rule 17j-1 under the Investment Company Act of 1940, as amended (the "1940 Act"). Each reference to "Fund" in the Code of Ethics shall be deemed to apply to Philadelphia Fund, Inc. and/or Eagle Growth Shares, Inc. as the context requires. Each reference to the "Adviser" or "underwriter" means Baxter Financial Corporation.

      1.    Definitions
            -----------

            (1) "Access Person" means the Adviser and each
                 officer and director of the Adviser or the Funds, and any employee of the Adviser or a Fund who, in connection with such person's regular functions or duties, or in the ordinary course of business, makes, participates in, or obtains information regarding the purchase or sale of "Covered Securities" by a Fund, or whose functions relate to the making of any recommendations with respect to such purchases or sales, and any natural person in a "control" (as defined in section 2(a)(39) of the 1940 Act) relationship with a Fund or the Adviser who obtains information concerning recommendations made to a Fund with respect to the purchase or sale of a Covered Security by a Fund.

            (2) "Covered Security" shall have the meaning set
                 forth in Section 2(a)(36) of the 1940 Act, and shall include any option or right to buy or sell a Covered Security and any security convertible or exchangeable into a Covered Security, including securities issued in an IPO or Limited Offering, as defined below, but shall not include securities issued by the Government of the United States or by federal agencies which are direct obligations of the United States, bankers' acceptances, certificates of deposit, commercial paper, high quality, short-term debt instruments, including repurchase agreements, and shares of registered open-end investment companies ( other than shares of the Funds, which shall be considered to be Covered Securities).

            (3) "Beneficial ownership" shall be interpreted in
                 the same manner as it would be under rule
                 16a-1(a)(2) of the rules under Section 16 of the Securities Exchange Act of 1934, as amended
                 ("1934 Act").

            (4) An "Initial Public Offering" ("IPO") means an offering of securities registered under the Securities Act of 1933 ("1933 Act"), the issuer of which, immediately before the registration, was not subject to the reporting requirements of sections 13 or 15(d) of the 1934 Act.

            (5) A "Limited Offering" means an offering that is exempt from registration under the 1933 Act pursuant to sections 4(2) or 4(6) or rules 504, 505 or 506 under the 1933 Act.

      2.    Prohibitions
            ------------
		No Access Person:
            (a) In connection with the purchase or sale by such person of a security held or to be acquired or sold by a Fund<F1> :

                 (i) shall employ any device, scheme or
                     artifice to defraud such Fund;

-------------------------
<F1> As used in this Section 2(a), "Covered Security held or to be acquired by a Fund" means any Covered Security which within the most recent 15 days (I) is, or has been, held by a Fund, or (ii) is being or has been considered by the Adviser for purchase by a Fund.

                 (ii) shall make to such Fund any untrue
                      statement of material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

                (iii) shall engage in any act, practice, or
                      course of business which operates or would operate as a fraud or deceit upon such Fund; or

                 (iv) shall engage in any manipulative practice
                      with respect to such Fund;

            (b) shall purchase or sell, directly or indirectly, any Covered Security in which he has, or by reason of such transaction acquires, any direct or indirect beneficial ownership and which to his actual knowledge at the time of such purchase or sale:

                  (i) is being considered by the Adviser for
                      purchase or sale for a Fund; or

                 (ii) is then being purchased or sold by the
                      Adviser for a Fund.

            (c) No Access Person shall acquire direct or indirect beneficial ownership of any securities in an IPO or a Limited Offering without first obtaining approval of the President of the Fund.

            (d)  In connection with the purchase of Covered
                 Securities that are shares of the Funds, shall hold such Covered Securities for less than 60 days.

      3. Exempted Transactions
         ---------------------
		The prohibitions of Section 2(b) of this Code shall not apply to:

            (a) purchases or sales effected in any account over which the Access Person has no direct or indirect influence or control;

            (b) transactions that are approved by the President of the Fund because there is deemed to exist only a remote possibility of a conflict of interest;

            (c) purchases which are part of an automatic dividend reinvestment plan;

            (d) purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

      4.    Procedural Matters
            ------------------

            (a)  The President of the Fund shall:

                 (1) furnish a copy of this Code to each Access
                     Person of a Fund promptly upon such person's becoming an Access Person; and

                 (2) No less frequently than annually, furnish to
                     each Fund's board of directors a written report that:

                     (i)  describes any issues arising under the
                          Code of Ethics or procedures since the
                          last report to the board of directors,
                          including, but not limited to,
                          information about material violations
                          of the Code or procedures and sanctions
                          imposed in response to material
                          violations; and

                     (ii) certifies that the Fund has adopted
                          procedures reasonably necessary to prevent
                          Access Persons from violating the Code.

            (b) Each Fund shall maintain, at its principal place of business, the following records:

                 (i) a copy of each Code of Ethics of the Fund that is in effect, or at any time within the past five years was in effect;

                 (ii) a record of any violation of the Code of Ethics and of any action taken as a result of the violation;

                 (iii) each report made by an Access Person under
                       this Code;

                 (iv)  a record of all persons, currently or
                       within the past five years, who are or were required to make reports hereunder and who are or were responsible for reviewing such reports;

                 (v) a copy of each report made to the board of directors of the Funds provided for in (a)
                       section 4(a)(2) of the Adviser's Code of Ethics and (b) section 4(a)(2) herein for the past five years; and

                 (vi) a record of any decision, and the reasons supporting the decision, to approve the acquisition by an Access Person, directly or indirectly, of beneficial ownership in any securities in an IPO or a Limited Offering.

            (c) In the event that the President of the Fund must seek approval hereunder to purchase or sell a Covered Security, he shall not be authorized to grant such approval to any transaction in which he has any direct or indirect beneficial interest, but instead the Executive Vice President of the Fund is authorized to grant approval of such acquisition or sale.

            (d) All purchases and sales of Covered Securities that are shares of the Funds must be done exclusively through identifiable accounts that allow the President of the Fund to monitor for excessive, short-term trading in shares of the Funds.

      5. Reporting
         ---------

            (a) No later than 10 days after a person becomes an Access Person, such person shall file a report with the Fund containing the following information:

                 (i) The title, number of shares and principal amount of each Covered Security in which the Access Person had any direct or indirect beneficial ownership when the person became an Access Person;

                 (ii) The name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person as of the date the person became an Access Person; and

                 (iii) The date the report is submitted by the
                       Access Person of the Fund.

            (b) Within 10 days after the end of each calendar quarter, every Access Person shall file a written report with the Fund with respect to any transactions in a Covered Security (including shares of the Funds) in which such Access Person has, or by reason of such transaction acquires or disposes of, any direct or indirect beneficial ownership in a Covered Security. Each report shall contain the following information:

                 (i) The date of the transaction, the title and the number of shares (the name of the Fund, if applicable), and the principal amount of each Covered Security involved, the interest rate and maturity date, if applicable;

                 (ii)  The nature of the transaction (i.e.,
                       purchase, sale or any other type of
                       acquisition or disposition);

                 (iii) The price at which the transaction was
                       effected; and,

                 (iv) The name of the broker, dealer or bank with or through whom the transaction was effected.

                 (v) With respect to any account established by an Access Person in which any securities were held during the quarter for his or her direct or indirect benefit, the Access Person shall file a report with the Fund containing the name of the broker, dealer or bank with whom the Access Person established the account; the date the account was established; and the date the report is submitted by the Access Person.

            (c) Annually, each Access Person shall file a report containing the following information (which must be current as of a date no more than 30 days before the report is submitted):

                 (i) the title, number of shares and principal amount of each Covered Security in which the Access Person has any direct or indirect beneficial ownership; and

                 (ii) the name of any broker, dealer or bank with whom the Access Person maintains an account in which any securities are held for the direct or indirect benefit of the Access Person.

            (d) Any report made hereunder may contain a statement that the report shall not be construed as an admission by the person making such report that he has any direct or indirect beneficial ownership in the security to which the report relates and all reports shall state that they are made by an Access Person. The foregoing provisions of Section 5 notwithstanding, no report need be filed for transactions effected for, and Covered Securities (other than shares of the Funds) held in, any account over which an Access Person has no influence or control.

            (e) A director of a Fund who is not an "interested person" of the Fund within the meaning of Section 2(a)(19) of the 1940 Act and who would be required to make a report solely by reason of being a Fund director, need not make an initial holdings report under paragraph 5(a) or an annual holdings report under paragraph 5(c) and need not make a quarterly transaction report under paragraph 5(b) herein unless the director knew or, in the ordinary course of fulfilling his or her official duties as a Fund director, should have known that during the 15 day immediately before or after the director's transaction in a Covered Security, a Fund purchased or sold the Covered Security, or a Fund or the Adviser considered purchasing or selling the Covered Security for a Fund. Further, no report need be filed pursuant to Section 5(b)(v) if it would duplicate information contained in broker trade confirmations or account statements received by the Fund on a timely basis, as required by
                 Section 5(b)(v) and contains the information required by such section.

      6. Violations
         ----------

         Upon being apprised of facts which indicate that a violation of this Code may have occurred, the President of the Fund shall determine, in his judgment, whether the conduct being considered did in fact violate the provisions of this Code. If the President determines that a violation of the Code has occurred, he shall take such action as he deems appropriate in the circumstances and shall provide the board of directors of the Fund with a report thereon, not later than the next meeting of the board of directors.

      7. Approvals
         ---------

         This Code of Ethics, and any material change hereto, are subject to the approval of the board of directors of each Fund. Each board shall base its approval of the Code, and any material change to the Code, on a determination that the Code contains provisions reasonably necessary to prevent Access Persons from engaging in any conduct prohibited by section 2 of the Code. Prior to approving the Code, the board of directors must receive certification from the President that the Funds have adopted procedures reasonably necessary to prevent Access Persons from violating the Code. The Funds' board must approve any material change to the Code not later than six months after adoption of such change.

                 BAXTER FINANCIAL CORPORATION

                     AMENDED AND RESTATED
                        CODE OF ETHICS
                     --------------------


General
-------

   This amended and restated Code of Ethics (the "Code") of Baxter Financial Corporation (the "Adviser"), an investment adviser that is registered under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), a broker-dealer that is registered under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and a member of the National Association of Securities Dealers, Inc., is revised as of December 13, 2004. This Code is adopted and administered in accordance with the requirements of Rule 17j-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 204A-1 (the "Rule") under the Advisers Act. Each reference to "Funds" in the Code shall be deemed to apply to Philadelphia Fund, Inc., Eagle Growth Shares, Inc., and any other open-end management investment companies that are registered under the 1940 Act and for which the Adviser serves as the investment adviser and/or principal underwriter. "Client" shall include all clients with whom the Adviser has entered into an investment advisory agreement, including the Funds.



Standards of Business Conduct
-----------------------------
   As a general policy under the Code, employees of the Adviser, in connection with their personal securities transactions, and in keeping with the fiduciary duties owed to clients, shall at all times comply with the following standards of business conduct:

     1. Employees must at all times place the interests of the Funds and the interests of other clients of the Adviser before the employees' own personal interests;

     2. All personal securities transactions shall be conducted in a manner consistent with the Code and to avoid any actual or potential conflict of interest and any abuse of an employee's position of trust and responsibility;

     3. An employee must not take inappropriate advantage of his or her position(s) with the Adviser; and

     4. Employees must at all times comply with applicable
        Federal securities laws (as that term is defined in the Code).

1. Definitions
   -----------

   a. "Access Person" means each officer and director of the Adviser, and any employee of the Adviser: (i) who, in connection with such person's regular functions or duties, or in the ordinary course of business, makes, participates in, obtains or has access to, nonpublic information regarding the purchase or sale of "Covered Securities" by a client; (ii) who has access to nonpublic information regarding the portfolio holdings of the Funds; (iii) whose functions relate to the making of any securities recommendations with respect to such purchases or sales, or who has access to such recommendations that are nonpublic; and (iv) any natural person in a "control" (as defined in Section 2(a)(9) of the 1940 Act) relationship with the Adviser who obtains information concerning recommendations made to a client with respect to the purchase or sale of a Covered Security by a client.

   b. "Covered Security" shall mean a "security" as defined in Section 2(a)(36) of the 1940 Act and Section 202(a)(18) of the Advisers Act, and shall include any option or right to buy or sell a Covered Security and any security convertible or exchangeable into a Covered Security, including securities issued in an IPO or Limited Offering, as defined below, but shall not include securities issued by the Government of the United States or by federal agencies which are direct obligations of the United States, bankers' acceptances, bank certificates of deposit, commercial paper, high quality, short-term debt instruments, including repurchase agreements, shares issued by money market funds, shares of registered open-end investment companies (other than shares of the Funds, which shall be considered to be Covered Securities, and the Funds, which shall be considered to be "Reportable Funds" for purposes of the Rule), and shares of unit investment trusts that are invested exclusively in one or more open-end funds (other than the Funds).

   c. "Beneficial ownership" shall be interpreted in the same manner as it would be under Rule 16a-1(a)(2) in determining whether a person has beneficial ownership of a security for purposes of the rules under Section
      16 of the 1934 Act.

   d. An "Initial Public Offering" ("IPO") means an offering of securities registered under the Securities Act of 1933, as amended (the "1933 Act"), the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the 1934 Act.

   e. A "Limited Offering" means an offering that is exempt from registration under the 1933 Act pursuant to

      Sections 4(2) or 4(6) or Rules 504, 505 or 506 under the 1933 Act.

   f. The "Federal securities laws" mean the 1933 Act, the 1934 Act, the Sarbanes-Oxley Act of 2002, the Advisers Act, the 1940 Act, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the Securities and Exchange Commission (the "Commission") under any of these statutes, the Bank Secrecy Act, as it applies to mutual funds and investment advisers, and any rules adopted thereunder by the Commission or the Department of the Treasury.

   g. "Purchase or sale of a security" includes, among other things, the writing of an option to purchase or sell a security.

2. Prohibitions
   ------------

   No Access Person of the Adviser:

   a. In connection with the purchase or sale by such person of a Covered Security held or to be acquired or sold by a client:<F1>

      (1) shall employ any device, scheme or artifice to defraud such client;

-------------------------------
<F1>As used in this Section 2(a), "Covered Security held or to be acquired by a client" means any Covered Security which within the most recent 15 days (i) is, or has been, held by a client, or (ii) is being or has been considered by the Adviser for purchase by a client.

      (2) shall make to such client any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

      (3) shall engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon such client; or

      (4) shall engage in any manipulative practice with respect to such client.

   b. shall purchase or sell, directly or indirectly, any Covered Security in which he or she has, or by reason of such transaction acquires, any direct or indirect beneficial ownership and which to his or her actual knowledge at the time of such purchase or sale:

      (1) is being considered by the Adviser for purchase or sale for a client; or

      (2) is then being purchased or sold by the Adviser for a client.

   c. No Access Person shall acquire direct or indirect beneficial ownership in any securities in an IPO or a Limited Offering without first obtaining approval of the President of the Adviser.

   d. In connection with the purchase of Covered Securities that are shares of the Funds, shall hold such Covered
      Securities for less than 60 days.

3. Exempted Transactions
   ---------------------

The prohibitions of Section 2(b) of this Code shall not apply to:

   a. Purchases or sales effected in any account over which the Access Person has no direct or indirect influence or control.

   b. Transactions that are approved by the President of the Adviser because there is deemed to exist only a remote possibility of a conflict of interest.

   c. Purchases which are part of an automatic investment plan, which is a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, and includes an automatic dividend reinvestment plan.

   d. Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

4. Procedural Matters
   ------------------

   a. The President of the Adviser shall:

      (1) Furnish a copy of this Code to each Access Person of the Adviser upon such person's becoming an Access Person and furnish a copy of any amendment to the Code to all Access Persons. All Access
          Persons are required to provide the President of the Adviser with a written acknowledgment of their receipt of the Code and any amendments to the Code.

      (2) No less frequently than annually, furnish to each Fund's Board of Directors a written report that:

          (a) describes any issues arising under the Code or the related procedures (as described below) since the last report to the Board of Directors, including, but not limited to, information about material violations of the Code or procedures, and sanctions imposed in response to such material violations; and

          (b) certifies that the Adviser has adopted procedures reasonably necessary to prevent
              Access Persons from violating the Code.

   b. The Adviser shall maintain, at its principal place of business, the following records:

      (1) a copy of each Code of Ethics of the Adviser that is in effect, or at any time within the past five years was in effect;

      (2) a record of any violation of the Code and of any action taken as a result of the violation;

      (3) each report made by an Access Person under this Code;

      (4) a record of all persons, currently or within the past five years, who are or were required to make reports hereunder and who are or were responsible for reviewing such reports;

      (5) a copy of each report made to the Board of Directors of each Fund provided for in Section
          4(a)(2) herein for the past five years; and

      (6) a record of any decision, and the reasons supporting the decision, to approve the acquisition by an Access Person, directly or indirectly, of beneficial ownership in any securities in an IPO or a Limited Offering.

   c. In the event that the President of the Adviser must seek approval hereunder to purchase or sell a Covered Security, he shall not be authorized to grant such approval to any transaction in which he has any direct or indirect beneficial interest, but instead the Chief

      Operating Officer of the Adviser is authorized to grant approval of such acquisition or sale.

   d. All purchases and sales of Covered Securities that are shares of the Funds must be done exclusively through identifiable accounts that allow the President of the Funds to monitor for excessive, short-term trading in shares of the Funds.

5. Reporting
   ---------

   a. No later than 10 days after a person becomes an Access Person, such person shall file a report with the Chief Compliance Officer (the "CCO") of the Adviser, containing the following information (which information must be current as of a date no more than 45 days prior to the date the report was submitted):

      (1) The title and type of security, and, as applicable, the exchange ticker symbol or CUSIP number, number of shares and principal amount of each Covered Security in which the Access Person had any direct or indirect beneficial ownership when the person became an Access Person;

      (2) The name of any broker, dealer or bank with which the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person; and

      (3) The date the report was submitted by the Access
          Person.

   b. Within 30 days after the end of each calendar quarter, every Access Person shall file a written report with the CCO with respect to any transactions in a Covered Security (including shares of the Funds) in which such Access Person has, or by reason of such transaction acquires or disposes of, any direct or indirect beneficial ownership in the Covered Security. Each report shall contain the following information:

     (1) The date of the transaction, the title, and, as applicable, the exchange ticker symbol or CUSIP number, the number of shares (or the name of the Fund, if applicable), and the principal amount of each Covered Security involved (and the interest rate and maturity date, if applicable);

     (2) The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

     (3) The price of the Covered Security at which the transaction was effected;

     (4) The name of the broker, dealer or bank with or through which the transaction was effected;

     (5) With respect to any account established by an Access Person in which any securities were held during the quarter for his or her direct or indirect benefit, the Access Person shall file a report with the Adviser containing the name of the broker, dealer or bank with which the Access
         Person established the account and the date the account was established; and

     (6) the date the report was submitted by the Access
         Person.

   c. Annually, each Access Person shall file a report containing the following information (which must be current as of a date no more than 45 days prior to the date the report was submitted):

      (1) the title and type of security, and, as applicable, the exchange ticker symbol or CUSIP number, number of shares and principal amount of each Covered Security in which the Access Person had any direct or indirect beneficial ownership;

      (2) the name of any broker, dealer or bank with which the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person; and

      (3) the date the report was submitted by the Access
          Person.

   d. Any report made hereunder may contain a statement that the report shall not be construed as an admission by the person making such report that he or she has any direct or indirect beneficial ownership in the security to which the report relates and all reports shall state that they are made by an Access Person. The foregoing provisions of Section 5 notwithstanding, no transaction report need be filed for (i) transactions effected for, and Covered Securities (other than shares of the Funds) held in, any account over which an Access Person had no direct or indirect influence or control, or (ii) transactions effected pursuant to an automatic investment plan.

   e. The requirements of Section 5(b) shall not require duplication of records and reports which the Adviser must maintain in accordance with Rules 204-2(a)(12) or
      (a)(13) under the Advisers Act. No report need be filed pursuant to Section 5(b)(5) if the report would duplicate information contained in broker trade confirmations or account statements received by the Adviser, so long as the Adviser receives the confirmations or statements no later than 30 days after the end of applicable calendar quarter.

   f. The CCO shall review all personal securities transactions and holdings reports submited by Access
      Persons pursuant to Sections 5(a), 5(b) and 5(c) of this Code.

6. Violations
   ----------

   Any violations of this Code shall be reported promptly to the CCO and the President of the Adviser. Upon being apprised of facts that indicate that a violation of this Code may have occurred, the President of the Adviser shall determine, in his judgment, whether the conduct being considered did in fact violate the provisions of this Code. If the President determines that a violation of the Code has occurred, he shall take such action as he deems appropriate in the circumstances. If such violation affected a Fund, the violation (and any corrective actions) shall be reported to the Board of Directors of the Fund.

7. Approvals
   ---------

   This Code, and any material change hereto, are subject to the approval of the Board of Directors of each Fund. Each Board shall base its approval of the Code, and any material change to the Code, on a determination that the Code contains provisions reasonably necessary to prevent Access

Persons from engaging in any conduct prohibited by section
2 of this Code. Prior to approving the Code, the Board of Directors must receive a certification from the Adviser that it has adopted procedures reasonably necessary to prevent Access Persons from violating the Code. The Funds'
Boards of Directors must approve and ratify any material change to the Code not later than six months after adoption of such change.

                         * * * * * *